Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MARTHA STEWART LIVING OMNIMEDIA, INC.,

MADELINE MERGER SUB, INC.,

SEQUENTIAL BRANDS GROUP, INC.,

SINGER MERGER SUB, INC.,

and

SINGER MADELINE HOLDINGS, INC.

DATED AS OF JUNE 22, 2015

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Annex A	Defined Terms	A-1

Exhibit A	Form of MSLO Support Agreement
Exhibit B	Form of Sequential Written Consent
Exhibit C	Certificate of Incorporation of MSLO Surviving Corporation
Exhibit D	Bylaws of MSLO Surviving Corporation
Exhibit E	Certificate of Incorporation of Sequential Surviving Corporation
Exhibit F	Bylaws of Sequential Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 22, 2015, is by and among Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO”), Madeline Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of TopCo (“Madeline Merger Sub”), Sequential Brands Group, Inc., a Delaware corporation (“Sequential”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of TopCo (“Singer Merger Sub” and, together with Madeline Merger Sub, Inc., the “Merger Subs”), and Singer Madeline Holdings, Inc., a Delaware corporation (“TopCo”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of MSLO and Sequential deem it advisable and in the best interests of each corporation and its respective stockholders that MSLO and Sequential engage in a business combination upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of MSLO, acting upon the recommendation of a special committee comprised solely of independent directors (the “Special Committee”) has approved entry into this Agreement and the merger of Madeline Merger Sub with and into MSLO (the “MSLO Merger”), with MSLO continuing as the surviving corporation and a wholly owned subsidiary of TopCo (the “MSLO Surviving Corporation”), pursuant to which each share of Class A common stock, par value $.01 per share, of MSLO (the “MSLO Class A Common Stock”), and Class B common stock, par value $.01 per share, of MSLO (the “MSLO Class B Common Stock” and collectively with the MSLO Class A Common Stock, the “MSLO Common Stock”) shall be converted into the right to receive shares of common stock, par value $0.01 per share of TopCo (the “TopCo Common Stock”) and/or cash, in each case upon the terms and subject to the conditions set forth in this Agreement, and has directed that this Agreement be submitted to stockholders and recommended to holders of MSLO Common Stock that they adopt and approve this Agreement in accordance with the DGCL on the terms and conditions set forth herein;

WHEREAS, the Board of Directors of Sequential has approved this Agreement and the merger of Singer Merger Sub with and into Sequential (the “Sequential Merger” and, together with the MSLO Merger, the “Mergers”), with Sequential continuing as the surviving corporation and a wholly owned subsidiary of TopCo (the “Sequential Surviving Corporation”), pursuant to which each share of common stock, par value $.001 per share, of Sequential (the “Sequential Common Stock”) shall be converted into the right to receive shares of TopCo Common Stock, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Sequential and MSLO desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers will qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Sequential to enter into this Agreement, certain stockholders of MSLO (the “MSLO Supporting Stockholders”) are entering into a voting and support agreement with Sequential substantially in the form attached hereto as Exhibit A (the “MSLO Support Agreement”), pursuant to which, among other things, the MSLO Supporting Stockholders have irrevocably agreed, subject to the terms of the MSLO Support Agreement, to vote all shares of MSLO Common Stock owned by such stockholders in favor of the MSLO Merger; and

WHEREAS, immediately following the execution and delivery of this Agreement, certain stockholders of Sequential will be executing and delivering to MSLO a written consent pursuant to which such holders shall adopt and approve this Agreement in accordance with Section 228 and Section 251(c) of the DGCL (as defined below), substantially in the form attached hereto as Exhibit B.

NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGERS

1.1 The Mergers.

(a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL” ), Madeline Merger Sub shall be merged with and into MSLO at the MSLO Effective Time. Following the MSLO Effective Time, the separate corporate existence of Madeline Merger Sub shall cease, and MSLO shall continue as the surviving corporation in the MSLO Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Madeline Merger Sub in accordance with the DGCL.

(b) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Singer Merger Sub shall be merged with and into Sequential at the Sequential Effective Time. Following the Sequential Effective Time, the separate corporate existence of Singer Merger Sub shall cease, and Sequential shall continue as the surviving corporation in the Sequential Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Singer Merger Sub in accordance with the DGCL.

(c) In connection with the Mergers, TopCo shall take such actions as may be necessary to reserve, prior to the Mergers, a sufficient number of shares of TopCo Common Stock to permit the issuance of shares of TopCo Common Stock to the holders of shares of MSLO Common Stock and Sequential Common Stock as of the Effective Time in accordance with the terms of this Agreement.

1.2 Closing. The closing (the “Closing”) of the Mergers shall take place at 10:00 a.m., Eastern time, on the second business day after satisfaction or waiver of all of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, unless another time, date or place is agreed to in writing by the parties hereto (the date on which the Closing actually occurs shall be referred to as the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Mergers to be consummated substantially concurrently with each other by filing with the Secretary of State of the State of Delaware (a) a Certificate of Merger (the “Sequential Certificate of Merger”) with respect to the Sequential Merger, and (b) a Certificate of Merger (the “MSLO Certificate of Merger”) with respect to the MSLO Merger, each duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The Sequential Merger shall become effective at such time on the Closing Date as the Sequential Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as MSLO and Sequential shall agree and specify in the Sequential Certificate of Merger (such time as the Sequential Merger becomes effective being the “Sequential Effective Time”). The MSLO Merger shall become effective at such time as the MSLO Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as MSLO and Sequential shall agree and specify in the MSLO Certificate of Merger, provided that the MSLO Merger shall not become effective until the Sequential Effective Time (such time as the MSLO Merger becomes effective being the “MSLO Effective Time”, and such time as the Mergers become effective being the “Effective Time”).

1.4 Effects. The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, (i) upon the consummation of the MSLO Merger, all the property, rights, privileges, powers and franchises of Madeline Merger Sub shall vest in MSLO, and all debts, liabilities and duties of Madeline Merger Sub shall become the debts, liabilities and duties of MSLO and (ii) upon the consummation of the Sequential Merger, all the property, rights, privileges, powers and franchises of Singer Merger Sub shall vest in Sequential, and all debts, liabilities and duties of Singer Merger Sub shall become the debts, liabilities and duties of Sequential.

1.5 Organizational Documents.

(a) MSLO Certificate of Incorporation and Bylaws. Upon the consummation of the MSLO Merger, (i) the certificate of incorporation of the MSLO Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit C, and as so amended and restated, will be the certificate of incorporation of the MSLO Surviving Corporation and (ii) the bylaws of the MSLO Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit D, and as so amended and restated, will be the bylaws of the MSLO Surviving Corporation.

(b) Sequential Certificate of Incorporation and Bylaws. Upon the consummation of the Sequential Merger, (i) the certificate of incorporation of the Sequential

Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit E, and as so amended and restated, will be the certificate of incorporation of the Sequential Surviving Corporation and (ii) the bylaws of the Sequential Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit F, and as so amended and restated, will be the bylaws of the Sequential Surviving Corporation.

(c) TopCo Certificate of Incorporation and Bylaws; Name. As of the Closing, the certificate of incorporation and bylaws of TopCo shall remain the certificate of incorporation and bylaws of TopCo, until thereafter amended as provided therein or by applicable Law, except that TopCo’s name shall be changed to “Sequential Brands Group, Inc.”

1.6 Directors and Officers.

(a) MSLO Surviving Corporation Directors and Officers. The directors and officers of Madeline Merger Sub immediately prior to the consummation of the MSLO Merger shall be the directors and officers of the MSLO Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b) Sequential Surviving Corporation Directors and Officers. The directors and officers of Singer Merger Sub immediately prior to the consummation of the Sequential Merger shall be the directors and officers of the Sequential Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(c) TopCo Directors and Officers. As of the Closing, the directors and officers of TopCo shall be the individuals listed in Section 1.6(c) of the Sequential Disclosure Schedule, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

1.7 Reservation of Right to Change Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Sequential and MSLO may, with the prior written consent of the other party in its sole discretion, and to the extent permitted by applicable Law, at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that they deem such a change to be desirable; provided, that (A) any such change shall not affect the U.S. federal income tax consequences of the MSLO Merger to holders of MSLO Common Stock and (B) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of MSLO Common Stock or Sequential Common Stock as Merger Consideration, (ii) adversely affect the rights of the holders of MSLO Equity Awards, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event Sequential and MSLO elect to make such a change pursuant to this Section 1.7, the parties agree to execute appropriate documents to reflect such change.

ARTICLE II

EFFECT ON CAPITAL STOCK AND EQUITY AWARDS;

PAYMENT PROCEDURES

2.1 Effect on Capital Stock and Equity Awards of MSLO and Sequential.

(a) Conversion of MSLO Common Stock and Madeline Merger Sub Common Stock. As of the MSLO Effective Time, by virtue of the MSLO Merger and without any action on the part of MSLO, TopCo, Madeline Merger Sub or the holders of any shares of MSLO Common Stock (or options thereon) or TopCo Common Stock:

(i) Each issued and outstanding share of MSLO Common Stock (other than any shares of MSLO Common Stock to be canceled pursuant to Section 2.1(c) and subject to Section 2.1(f)) shall be converted into the right to receive (A) in the case of a share of MSLO Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 2.3 (each, a “Cash Election Share”), $6.15 in cash, without interest (the “MSLO Cash Consideration”), (B) in the case of a share of MSLO Common Stock with respect to which an election to receive stock (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 2.3 (each, a “Stock Election Share”), a number of fully paid and nonassessable shares of TopCo Common Stock, together with cash in lieu of fractional shares of TopCo Common Stock as specified below, without interest, equal to the quotient determined by dividing (x) the MSLO Cash Consideration by (y) the Sequential Trading Price (the “MSLO Stock Consideration” and, together with the MSLO Cash Consideration, the “MSLO Merger Consideration”) or (C) in the case of a share of MSLO Common Stock with respect to which neither a Cash Election nor a Stock Election has been properly made and not revoked or lost pursuant to Section 2.3 (each, a “Non-Election Share”), the MSLO Cash Consideration or the MSLO Stock Consideration or a combination of both, subject in each case to Section 2.4. As of the MSLO Effective Time, all such shares of MSLO Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the MSLO Effective Time, each holder of a certificate or book-entry share representing any shares of MSLO Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, subject to Section 2.1(f), the MSLO Merger Consideration in accordance with Section 2.2.

(ii) Each share of common stock of Madeline Merger Sub issued and outstanding immediately prior to the MSLO Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the MSLO Surviving Corporation.

(iii) The “Sequential Trading Price” shall mean the volume weighted average price per share of Sequential Common Stock on the NASDAQ Stock Market (“Nasdaq”) for the consecutive period over the five trading days ending on the trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

(iv) The aggregate MSLO Cash Consideration received by each MSLO Holder will be rounded to the nearest whole cent.

(b) Conversion of Sequential Common Stock and Singer Merger Sub Common Stock. As of the Sequential Effective Time, by virtue of the Sequential Merger and without any action on the part of Sequential, TopCo, Singer Merger Sub or the holders of any shares of Sequential Common Stock (or options thereon) or TopCo Common Stock:

(i) Each issued and outstanding share of Sequential Common Stock (other than any shares of Sequential Common Stock to be canceled pursuant to Section 2.1(c)) shall be converted into the right to receive one fully paid and nonassessable share of TopCo Common Stock (the “Sequential Merger Consideration” and, together with the MSLO Merger Consideration, the “Merger Consideration”). Such exchange ratio shall be referred to herein as the “Sequential Exchange Ratio”. As of the Sequential Effective Time, all such shares of Sequential Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Sequential Effective Time, each holder of a certificate or book-entry share representing any shares of Sequential Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Sequential Merger Consideration in accordance with Section 2.2.

(ii) Each share of common stock of Singer Merger Sub issued and outstanding immediately prior to the Sequential Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the Sequential Surviving Corporation.

(c) Cancellation of Treasury Shares. Each share of MSLO Common Stock held in the treasury of MSLO immediately prior to the MSLO Effective Time, and each share of Sequential Common Stock held in the treasury of Sequential immediately prior to the Sequential Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Treatment of MSLO Equity Awards.

(i) Each outstanding option to acquire shares of MSLO Common Stock that is subject solely to a time-based condition (a “MSLO Stock Option”), whether vested or unvested, that is outstanding immediately prior to the MSLO Effective Time shall, as of the MSLO Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and, in exchange therefor, the holder will be entitled to receive a cash payment equal to the product of (A) the number of shares of MSLO Common Stock for which such MSLO Stock Option is exercisable and (B) the excess of the MSLO Cash Consideration over the per share exercise price of such MSLO Stock Option. In addition to the foregoing amounts, to the extent that any such MSLO Stock Option that was granted pursuant to an employment agreement requirement and is identified on Section 2.1(d)(i) of the MSLO Disclosure Schedule as having also been subject to a performance vesting condition that has been satisfied and having included a minimum post-termination exercise period of 18 months, the holder of such MSLO Stock

Option shall receive the further consideration (which shall be payable in the form) specified in such section of the MSLO Disclosure Schedule. The amounts described in this Section 2.1(d)(i) shall be deemed to have been paid in full satisfaction of all rights pertaining to such MSLO Stock Options; provided, that if the exercise price per share of any such MSLO Stock Option is equal to or greater than the MSLO Cash Consideration, such MSLO Stock Option shall be cancelled without any payments being made or other consideration being delivered in respect thereof.

(ii) Each outstanding option to acquire shares of MSLO Common Stock that is subject to performance-based vesting conditions (a “MSLO Performance Stock Option”) and that is outstanding immediately prior to the Effective Time and vested as of the Effective Time (taking into account the next-following sentence) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and, in exchange therefor, the holder will be entitled to receive a cash payment equal to the product of (A) the number of shares of MSLO Common Stock for which such MSLO Performance Stock Option is exercisable and (B) the excess of the MSLO Cash Consideration over the per share exercise price of such MSLO Performance Stock Option. Each unvested MSLO Performance Stock Option shall vest at the Effective Time, unless and to the extent that the specified stock price condition(s) at which such MSLO Performance Stock Option would have become vested in the ordinary course, as specified in the applicable award agreement, are higher than the MSLO Cash Consideration. MSLO Performance Stock Options that remain unvested at the Effective Time pursuant to the preceding sentence shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and in exchange thereof, all such MSLO Performance Stock Options held by any single holder shall collectively be converted into and thereafter evidence the right to receive a cash payment in the amount set forth on Section 2.1(d)(ii) of the MSLO Disclosure Schedule next to such holder’s name. The amounts described in this Section 2.1(d)(ii) shall be deemed to have been paid in full satisfaction of all rights pertaining to such MSLO Performance Stock Options.

(iii) Each award of restricted stock units corresponding to shares of MSLO Common Stock that is subject solely to a time-based vesting condition (a “MSLO RSU Award”) and that is outstanding immediately prior to the MSLO Effective Time shall, as of the MSLO Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive a cash payment equal to the MSLO Cash Consideration for each share of MSLO Common Stock subject to such MSLO RSU Award.

(iv) Each award of restricted stock units corresponding to shares of MSLO Common Stock that is subject to performance-based vesting conditions (a “MSLO Performance RSU Award”) and that is outstanding immediately prior to the MSLO Effective Time and becomes vested pursuant to the next-following sentence shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive a cash payment equal to the MSLO Cash Consideration for each share of MSLO Common Stock subject to such MSLO Performance RSU Award. Each unvested MSLO Performance RSU Award shall vest at the MSLO Effective Time, unless and to the extent that the specified stock price condition(s) at which such MSLO Performance RSU Award would have become vested in the ordinary course, as specified in the applicable award agreement, are higher than the MSLO Cash Consideration. MSLO Performance RSU Awards that remain unvested at the MSLO Effective Time pursuant to the preceding sentence shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and in exchange thereof, all such MSLO Performance RSU Awards held by any single holder shall collectively be converted into and thereafter evidence the right to receive a cash payment in the amount set forth on Section 2.1(d)(iv) of the MSLO Disclosure Schedule next to such holder’s name. The amounts described in this Section 2.1(d)(iv) that are payable in respect to MSLO Performance RSU Awards shall be deemed to have been paid in full satisfaction of all rights pertaining to such MSLO Performance RSU Awards.

(v) Prior to the MSLO Effective Time, the Board of Directors of MSLO or the appropriate committee thereof shall adopt resolutions providing for the treatment of the MSLO Stock Options, MSLO Performance Stock Options, MSLO RSU Awards and MSLO Performance RSU Awards (collectively, the “MSLO Equity Awards”) as contemplated by this Section 2.1(d). TopCo, MSLO and Sequential shall cooperate to provide any required notices to the holders of MSLO Equity Awards required in connection with the consummation of the Mergers.

(vi) The aggregate cash payment made to each holder of MSLO Stock Options, MSLO Performance Stock Options, MSLO RSU Awards and/or MSLO Performance RSU Awards contemplated by this Section 2.1(d) will be rounded to the nearest whole cent. Any payments made with respect to the MSLO Equity Awards shall be made by the MSLO Surviving Corporation through payroll promptly after the Effective Time.

(e) Treatment of Sequential Equity Awards and Warrants.

(i) Each outstanding option to acquire shares of Sequential Common Stock (a “Sequential Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Sequential Effective Time shall, as of the Sequential Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Sequential Effective Time, (A) that number of shares of TopCo Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (x) the total number of shares of Sequential Common Stock subject to such Sequential Stock Option immediately prior to the Sequential Effective Time by (y) the Sequential Exchange Ratio, (B) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (x) the exercise price per share of Sequential Common Stock at which such Sequential Stock Option was exercisable immediately prior to the Sequential Effective Time by (y) the Sequential Exchange Ratio.

(ii) Each award of restricted stock units corresponding to shares of Sequential Common Stock (a “Sequential RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Sequential Effective Time shall, as of the Sequential Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo restricted stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Sequential Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential Common Stock subject to such Sequential RSU Award immediately prior to the Sequential Effective Time by the Sequential Exchange Ratio. To the extent that the Sequential RSU Awards vest in whole or in part based on the achievement of performance goals, the compensation committee of the Sequential Board shall appropriately adjust such performance goals to reflect the effect of the transactions contemplated by this Agreement.

(iii) Each unvested award of restricted Sequential Common Stock (a “Sequential Restricted Stock Award”) that is outstanding immediately prior to the Sequential Effective Time shall, as of the Sequential Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo restricted stock award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Sequential Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential Common Stock subject to such Sequential Restricted Stock Award immediately prior to the Sequential Effective Time by the Sequential Exchange Ratio. To the extent that the Sequential Restricted Stock Awards vest in whole or in part based on the achievement of performance goals, the compensation committee of the Sequential Board shall appropriately adjust such performance goals to reflect the effect of the transactions contemplated by this Agreement.

(iv) Each warrant to purchase any shares of Sequential Common Stock or other equity interests (a “Sequential Warrant”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a warrant to purchase shares of TopCo Common Stock on the terms and conditions (including applicable strike price and vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential Common Stock subject to such Sequential Warrant immediately prior to the Effective Time by the Sequential Exchange Ratio. TopCo and Sequential shall cooperate to provide any required notices to the holders of Sequential Equity Awards and Sequential Warrants required in connection with the consummation of the Mergers.

(v) Prior to the Sequential Effective Time, the Sequential Board or the appropriate committee thereof shall adopt resolutions providing for the treatment of (i)

the Sequential Stock Options, Sequential RSU Awards and Sequential Restricted Stock Awards (collectively, the “Sequential Equity Awards”) and (ii) the Sequential Warrants, each as contemplated by this Section 2.1(e). As soon as practicable after the Sequential Effective Time, TopCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of TopCo Common Stock necessary to fulfill TopCo’s obligations under this Section 2.1(e). TopCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of TopCo Common Stock for delivery with respect to the Sequential Equity Awards and Sequential Warrants assumed by it in accordance with this Section 2.1(e). TopCo and Sequential shall cooperate to provide any required notices to the holders of Sequential Equity Awards and Sequential Warrants required in connection with the consummation of the Mergers.

(f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of MSLO Common Stock issued and outstanding immediately prior to the MSLO Effective Time that are held by any holder who has not voted in favor of the MSLO Merger and who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the MSLO Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of MSLO Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the MSLO Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the MSLO Merger Consideration in accordance with Section 2.1(a). Notwithstanding anything to the contrary in this Section 2.1(f), if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease. MSLO shall serve prompt notice to Sequential of any demands for appraisal of any shares of MSLO Common Stock, attempted withdrawals of such notices or demands and any other instruments received by MSLO relating to rights to appraisal, and Sequential shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. MSLO shall not, without the prior written consent of Sequential, make any payment with respect to, settle or offer to settle any such demands, and prior to the Effective Time, Sequential shall not, without the prior written consent of MSLO (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, settle or offer to settle, any such demands.

2.2 Exchange of Shares and Certificates.

(a) Exchange Agent. No later than five Business Days prior to the mailing of the Proxy Statement/Prospectus, Sequential shall designate a bank, trust company or nationally recognized shareholder services provider reasonably acceptable to MSLO (the “Exchange Agent”), for the purpose of receiving Elections and exchanging, in accordance with this ARTICLE II, Certificates and Book-Entry Shares for the Merger Consideration. Prior to the Effective Time, TopCo shall deposit, or cause to be deposited, with the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the number of shares of TopCo Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of MSLO

Common Stock and shares of Sequential Common Stock. In addition, at or prior to the MSLO Effective Time, Sequential shall deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of MSLO Common Stock at the MSLO Effective Time, for exchange in accordance with this ARTICLE II, immediately available funds equal to the aggregate MSLO Cash Consideration (other than in respect of any Dissenting Shares), including any additional amounts necessary to fund the adjustment set forth in Section 2.1(a)(iv). In addition, Sequential shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, cash in lieu of any fractional shares payable pursuant to Section 2.2(e). All shares of TopCo Common Stock and cash deposited with the Exchange Agent pursuant to this Section 2.2 shall be referred to herein as the “Exchange Fund”. Sequential shall instruct the Exchange Agent to timely pay the Merger Consideration in accordance with this Agreement.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail (1) to each holder of record of a certificate (a “Sequential Certificate”) that immediately prior to the Sequential Effective Time represented outstanding shares of Sequential Common Stock and (2) to each holder of record of a certificate (a “MSLO Certificate” and, together with a Sequential Certificate, a “Certificate”) that immediately prior to the MSLO Effective Time represented outstanding shares of MSLO Common Stock, in each case whose shares were converted into the right to receive the applicable Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(j)) to the Exchange Agent, and which shall be in such form and have such other provisions as agreed among the parties hereto) and (ii) instructions for use in effecting the surrender of the Certificates or affidavits of loss in exchange for the applicable Merger Consideration. Upon surrender of a Certificate for cancellation or affidavit of loss to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or affidavit of loss shall be entitled to receive in exchange therefor that number of whole shares of TopCo Common Stock and/or cash, as applicable, that such holder has the right to receive pursuant to the provisions of this ARTICLE II, and the Certificate or affidavit of loss so surrendered shall forthwith be canceled. Promptly after the Effective Time and in any event not later than the third Business Day thereafter, Sequential shall cause the Exchange Agent to issue and deliver to each holder of uncertificated shares of Sequential Common Stock represented by book-entry (the “Sequential Book-Entry Shares”) and uncertificated shares of MSLO Common Stock represented by book-entry (the “MSLO Book-Entry Shares” and, together with the Sequential Book-Entry Shares, the “Book-Entry Shares”) the applicable Merger Consideration that such holder is entitled to pursuant to the provisions of this ARTICLE II in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration payable. If any portion of the applicable Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the applicable Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration.

(c) Distributions with Respect to Unexchanged Shares. All TopCo Common Stock to be paid as a portion of the Merger Consideration shall be deemed issued and outstanding as of the Effective Time. No dividends or other distributions declared or made with respect to TopCo Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of TopCo Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this ARTICLE II. Subject to the effect of applicable Law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of TopCo Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of TopCo Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of TopCo Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of TopCo Common Stock.

(d) No Further Ownership Rights in Sequential Common Stock and MSLO Common Stock. All shares of TopCo Common Stock issued and cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this ARTICLE II (including any cash paid pursuant to Section 2.2(e)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Sequential Common Stock or MSLO Common Stock, as applicable, theretofore represented by such Certificates or Book-Entry Shares, subject, however, to the obligation of TopCo to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Sequential or MSLO, as applicable, on such shares of Sequential Common Stock or MSLO Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Sequential Surviving Corporation of the shares of Sequential Common Stock, or the MSLO Surviving Corporation of the shares of MSLO Common Stock, that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to TopCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this ARTICLE II, except as otherwise provided by Law.

(e) Fractional Shares.

(i) No certificates representing fractional shares of TopCo Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of TopCo.

(ii) Notwithstanding any other provision of this Agreement, each holder of shares of MSLO Common Stock converted pursuant to the MSLO Merger who would otherwise have been entitled to receive a fraction of a share of TopCo Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of TopCo Common Stock delivered to the Exchange Agent by TopCo for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of TopCo Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on Nasdaq all in the manner provided herein.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on Nasdaq and shall be executed in round lots to the extent practicable. Until the proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The Exchange Agent shall determine the portion of such proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.2(e).

(f) Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.2(a) (including any interest or other amounts received with respect thereto) that remains undistributed to the holders of the Certificates or Book-Entry Shares for nine months after the Effective Time shall be delivered to TopCo, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this ARTICLE II shall thereafter be entitled to look only to TopCo for payment of their claim for any shares of TopCo Common Stock, any MSLO Cash Consideration, any cash in lieu of fractional shares of TopCo Common Stock and any dividends or distributions with respect to TopCo Common Stock, as applicable.

(g) No Liability. None of Sequential, MSLO, TopCo, Singer Merger Sub, the Sequential Surviving Corporation, Madeline Merger Sub, the MSLO Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any cash, any shares of TopCo Common Stock, any cash in lieu of fractional shares, as applicable, of TopCo Common Stock or any dividends or distributions with respect to TopCo Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of TopCo, free and clear of all claims or interests of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Sequential, provided, that no losses on such investments shall affect the cash payable to former holders of shares of MSLO Common Stock pursuant to this ARTICLE II. TopCo shall replace, as necessary, any cash deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.2(h). Any interest and other income resulting from such investments shall be paid to TopCo.

(i) Withholding Rights. Each of TopCo, Sequential, MSLO, Singer Merger Sub, the Sequential Surviving Corporation, Madeline Merger Sub, the MSLO Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding any other provision of this Agreement, TopCo shall make all payments of stock (other than payments treated as compensation for U.S. federal income tax purposes) under this Agreement free and clear of all deductions and withholdings in respect of Taxes other than “backup withholding” if required under Section 3406 of the Code.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by TopCo or the Exchange Agent, the posting by such Person of a bond in such amount as TopCo or the Exchange Agent, as applicable, may determine is reasonably necessary as indemnity against any claim that may be made against it, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the shares of Sequential Common Stock or shares of MSLO Common Stock, as the case may be, formerly represented thereby, any cash in lieu of fractional shares of TopCo Common Stock, and unpaid dividends and distributions on shares of TopCo Common Stock deliverable in respect thereof, pursuant to this Agreement.

2.3 Election Procedures. Each holder of record of shares of MSLO Common Stock issued and outstanding immediately prior to the Election Deadline (a “MSLO Holder”) shall have the right, subject to the limitations set forth in this ARTICLE II, to submit an election on or prior to the Election Deadline in accordance with the following procedures.

(a) Each MSLO Holder may specify in a request made in accordance with the provisions of this Section 2.3 (an “Election”) (i) the number of shares of MSLO Common Stock owned by such MSLO Holder with respect to which such MSLO Holder desires to make a Stock Election, (ii) the number of shares of MSLO Common Stock owned by such MSLO Holder with respect to which such MSLO Holder desires to make a Cash Election and (iii) the particular shares for which the MSLO Holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under Section 2.4. Any MSLO Holder who wishes to make an Election shall be required to waive all dissenters’ rights in connection with making such Election.

(b) TopCo shall prepare a form reasonably acceptable to MSLO and Sequential (the “Form of Election”), which shall be mailed by TopCo to record holders of MSLO Common Stock so as to permit those MSLO Holders to exercise their right to make an Election prior to the Election Deadline.

(c) TopCo shall mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of MSLO Common Stock as of the record date for the MSLO Stockholders Meeting not less than 20 Business Days prior to the anticipated Election Deadline. TopCo shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders of record of MSLO Common Stock during the period following the record date for the MSLO Stockholders Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, prior to the Election Deadline, a Form of Election properly completed and signed and accompanied by MSLO Certificates (or affidavits of loss in lieu of the MSLO Certificates, subject to Section 2.2(j)) to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of MSLO or by an appropriate customary guarantee of delivery of such MSLO Certificates, as set forth in such Form of Election, from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such MSLO Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of MSLO Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of MSLO Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Sequential, in its sole and absolute discretion. As used herein, unless otherwise jointly agreed in advance by Sequential and MSLO, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the later of (i) the date immediately prior to the MSLO Stockholders Meeting and (ii) if on the date immediately prior to the MSLO Stockholders Meeting, the condition set forth in Section 7.1(d) has not been satisfied, three Business Days prior to the Closing Date. MSLO and Sequential shall issue a joint press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than 15 Business Days before, and at least five Business Days prior to, the anticipated date of the Election Deadline. If the Closing is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be three Business Days prior to the Closing Date) and MSLO and Sequential shall cooperate to promptly publicly announce such rescheduled Election Deadline.

(e) Any MSLO Holder may, at any time prior to the Election Deadline, change or revoke such MSLO Holder’s Election by written notice received by the Exchange

Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such MSLO Holder’s MSLO Certificates, or of the guarantee of delivery of such MSLO Certificates, or any documents in respect of MSLO Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of MSLO Common Stock, any subsequent transfer of such shares of MSLO Common Stock shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from MSLO or Sequential that this Agreement has been terminated in accordance with ARTICLE VIII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of MSLO Common Stock (none of Sequential, MSLO, TopCo, Singer Merger Sub, Madeline Merger Sub or the Exchange Agent being under any duty to notify any stockholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of MSLO Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) Sequential and MSLO, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.4.

2.4 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of MSLO Common Stock to be converted into the MSLO Cash Consideration pursuant to Section 2.1(a)(i) (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the MSLO Effective Time) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (x) $176,681,757.15 by (y) the MSLO Cash Consideration. All other shares of MSLO Common Stock (other than cancelled shares and Dissenting Shares) shall be converted into MSLO Stock Consideration.

(b) Within three Business Days after the MSLO Effective Time, Sequential shall cause the Exchange Agent to effect the allocation among the holders of shares of MSLO Common Stock of the rights to receive the MSLO Cash Consideration and the MSLO Stock Consideration as follows:

(i) first, with respect to each MSLO Holder who has made a Cash Election with respect to one-half of the number of shares of such MSLO Holder’s MSLO Common Stock and a Stock Election with respect to one-half of the number of shares of such MSLO Holder’s MSLO Common Stock, all of such MSLO Holder’s Cash Election Shares will be converted into the MSLO Cash Consideration and all of such MSLO Holder’s Stock Election Shares will be converted into the MSLO Stock Consideration; and

(ii) then, if the aggregate remaining number of shares of MSLO Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the MSLO Effective Time but exclude the shares of MSLO Common Stock converted into the right to receive the MSLO Cash Consideration pursuant to Section 2.4(b)(i)) (the “Total Cash Election Number”) exceeds the Adjusted Cash Conversion Number, then (A) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the MSLO Stock Consideration and (B) Cash Election Shares of each holder thereof will be converted into the right to receive the MSLO Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.4(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the MSLO Stock Consideration; or

(iii) if the Total Cash Election Number is less than the Adjusted Cash Conversion Number (the amount by which the Adjusted Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all remaining Cash Election Shares shall be converted into the right to receive the MSLO Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the MSLO Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the MSLO Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.4(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the MSLO Stock Consideration; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then (1) all Non-Election Shares shall be converted into the right to receive the MSLO Cash Consideration and (2) the Stock Election Shares of each holder thereof shall convert into the right to receive the MSLO Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.4(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the MSLO Stock Consideration.

2.5 Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of Sequential Common Stock or MSLO Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the Sequential Merger Consideration and related provisions or the MSLO Merger Consideration and related provisions, as applicable, shall be appropriately adjusted to provide to the holders of Sequential Common Stock and MSLO Common Stock or Sequential Equity Awards and MSLO Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction. Nothing in this Section 2.5 shall be construed to permit Sequential or MSLO to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

2.6 Further Assurances. If, at any time MSLO or Sequential reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at the Effective Time, then MSLO, Sequential, TopCo, the MSLO Surviving Corporation and the Sequential Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MADELINE

Except as (x) disclosed in the MSLO SEC Documents filed with or furnished to the SEC (excluding disclosure contained in the “risk factors” section or constituting “forward-looking statements,” in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) set forth in the disclosure letter delivered by MSLO to Sequential on or prior to the date of this Agreement (the “MSLO Disclosure Schedule”), MSLO represents and warrants to Sequential as set forth in this ARTICLE III. For purposes of the representations and warranties of MSLO contained herein, disclosure in any section of the MSLO Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to all representations or warranties by MSLO to which the relevance of such disclosure to the applicable representation and warranty is readily apparent on the face thereof. The inclusion of any information in the MSLO Disclosure Schedule or other document delivered by MSLO pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

3.1 Corporate Organization.

(a) Each of MSLO and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a MSLO Material Adverse Effect.

(b) True and complete copies of the certificate of incorporation of MSLO, as amended through, and as in effect as of, the date of this Agreement and the bylaws, as in effect as of, the date of this Agreement and the certificate of incorporation and bylaws (or comparable organizational documents of each of its Subsidiaries, in each case as amended to the date of this Agreement) have previously been made available to Sequential.

3.2 Capitalization.

(a) Authorized and Issued Shares.

(i) As of the date of this Agreement, the authorized capital stock of MSLO consists solely of (A) 350,000,000 shares of MSLO Class A Common Stock; (B) 150,000,000 shares of MSLO Class B Common Stock and (C) 150,000,000 shares of preferred stock, par value $.01 per share (the “MSLO Preferred Stock”). As of June 15, 2015 (the “Measurement Date”), (i) 32,472,857 shares of MSLO Class A Common Stock; 24,984,625 shares of MSLO Class B Common Stock and no shares of MSLO Preferred Stock were issued and outstanding, (ii) 59,400 shares of MSLO Common Stock were held in treasury, (iii) 6,447,172 shares of MSLO Common Stock were reserved for issuance pursuant to MSLO Equity Awards, (iv) 3,079,325 shares of MSLO Common Stock were subject to outstanding MSLO Stock Options with a weighted average exercise price of $3.45 (of which MSLO Stock Options to purchase an aggregate of 2,525,090 shares of MSLO Common Stock were exercisable with a weighted average exercise price of $2.71), (v) 185,000 shares of MSLO Common Stock were subject to outstanding MSLO Performance Stock Options with a weighted average exercise price of $8.39 (of which MSLO Performance Stock Options to purchase an aggregate of 10,000 shares of MSLO Common Stock were exercisable with a weighted average exercise price of $5.00), (vi) 489,127 shares of MSLO Common Stock were subject to outstanding MSLO RSU Awards and (vii) 808,333 shares of MSLO Common Stock were subject to outstanding MSLO Performance RSU Awards. Section 3.2 of the MSLO Disclosure Schedule contains a complete and correct list, as of the Measurement Date, of each outstanding MSLO Stock Option, each outstanding MSLO Performance Stock Option, each outstanding MSLO RSU Award, each outstanding MSLO Performance RSU Award including, as applicable, the holder, date of grant, exercise price (to the extent applicable), vesting schedule, performance targets and number of shares of MSLO Common Stock subject thereto.

(ii) Except as described in Section 3.2(a)(i) and except for changes since the close of business on the Measurement Date resulting from the exercise of MSLO Equity Awards, there is no, and neither MSLO nor any of its Subsidiaries has issued or agreed to issue any: (a) share of capital stock or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of MSLO or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share of capital stock or other equity or ownership interest of MSLO and each of the MSLO Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such share or other equity or ownership interest is owned by MSLO or another Subsidiary of MSLO, free and clear of any Lien. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by MSLO or a MSLO Subsidiary in compliance with all applicable federal and state securities Laws. Except for rights granted to Sequential and TopCo under this Agreement, there are no outstanding obligations of MSLO or any MSLO Subsidiary to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of MSLO or any of its Subsidiaries. No shares of capital stock or other equity or ownership interests of MSLO or any of the MSLO Subsidiaries are subject to or have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of MSLO or any of the MSLO Subsidiaries or any Contract to which MSLO or any of the MSLO Subsidiaries is a party or by which MSLO or any of the MSLO Subsidiaries is bound. There are no declared or accrued but unpaid dividends with respect to any shares of MSLO Common Stock.

(b) Except as set forth in Section 3.2(b) of the MSLO Disclosure Schedule, there are no agreements to which MSLO or any of its Subsidiaries is a party, or to which any shares of MSLO Common Stock are subject, relating to the voting of shares of MSLO Common Stock or otherwise granting, limiting or affecting the rights pertaining to shares of MSLO Common Stock.

(c) Section 3.2(c) of the MSLO Disclosure Schedule sets forth a true and complete list of each MSLO Subsidiary, including its jurisdiction of organization and authorized and outstanding equity securities. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MSLO are owned by MSLO, directly or indirectly, free and clear of any material Liens other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the capital stock or other MSLO ownership interests of the MSLO Subsidiaries, as of the date of this Agreement, MSLO does not beneficially own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

3.3 Corporate Authorization. MSLO has full corporate power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the affirmative vote at the MSLO Stockholders Meeting, or any adjournment or postponement thereof, of (i) holders of at least a majority in combined voting power of the outstanding MSLO Class A Common Stock and MSLO Class B Common Stock and (ii) holders of at least fifty percent (50%) in combined voting power of the outstanding MSLO Class A Common Stock and MSLO Class B Common Stock not owned directly or indirectly, by Martha Stewart and her Affiliates (the “MSLO Stockholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by MSLO of this Agreement and the consummation by MSLO of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the board of directors of MSLO (the “MSLO Board”). The MSLO Board, acting upon the recommendation of the Special Committee, has, by resolutions duly adopted by a vote of all members of the MSLO Board other than Martha Stewart (who recused herself), (i) determined that this Agreement and the transactions contemplated hereby, including the MSLO Merger, are fair to, and in the best interests of, MSLO and its stockholders, (ii) approved and adopted this Agreement, including the MSLO Merger, (iii) approved and declared advisable the execution, delivery and performance by MSLO of this Agreement and the consummation of the transactions contemplated hereby, and (iv) recommended that the stockholders of MSLO adopt this Agreement and approve the transactions contemplated by this Agreement. Other than the MSLO Stockholder Approval, no other corporate proceedings on the part of MSLO or any other vote by the holders of any class or series of capital stock of MSLO are necessary to authorize the execution, delivery or performance of this Agreement or to consummate the transactions contemplated hereby. The MSLO Stockholder Approval is the only vote of the holders of any securities of MSLO or any of the MSLO Subsidiaries necessary to approve and adopt this Agreement, the MSLO Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by MSLO and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of MSLO, enforceable against MSLO in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

3.4 Governmental Authorization. The execution, delivery and performance by MSLO of this Agreement and the consummation by MSLO of the transactions contemplated hereby require at or prior to the Closing no consent or approval by, or filing with, or notification to any Governmental Entity, other than (a) the filing of the MSLO Certificate of Merger and the Sequential Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. federal or state securities Laws or “blue sky” Laws, including the filing with the SEC and effectiveness of the registration statement on Form S-4 to be filed by TopCo in connection with the issuance of shares of TopCo Common Stock in the Mergers (the “Form S-4”) which shall include (x) a proxy statement relating to the MSLO Stockholders Meeting as a prospectus (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and (y) an information statement with respect to the Sequential Stockholder Approval (as amended or supplemented from time to time, the “Information Statement”), (d) compliance with any applicable requirements of the New York Stock Exchange (the “NYSE”), (e) those consents, approvals or filings required pursuant to Section 4.4 and (f) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.5 Non-Contravention. The execution, delivery and performance by MSLO of this Agreement do not, and the consummation of the transactions contemplated hereby will not,

(a) violate or conflict with or result in any breach of any provision of MSLO’s certificate of incorporation, bylaws or comparable organizational documents of MSLO or any of its Subsidiaries; (b) assuming receipt of the MSLO Stockholder Approval and compliance with the matters referred to in Section 3.4 and Section 4.4, violate or conflict with any provision of any applicable Law; (c) violate or conflict with or result in any breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which MSLO or any of its Subsidiaries is entitled, or require consent by any Person under, any loan or credit agreement, note, mortgage, indenture, lease, MSLO Benefit Plan, or MSLO Material Contract; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of MSLO or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.6 MSLO SEC Filings.

(a) MSLO has timely filed all reports, schedules, forms, registration statements and other documents required to be filed by MSLO with the Securities and Exchange Commission (the “SEC”) since December 31, 2013 (together with any documents furnished during such period by MSLO to the SEC on a voluntary basis on Current Reports on Form 8-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof, collectively, the “MSLO SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the MSLO SEC Documents complied or, if not yet filed, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the MSLO SEC Documents contained or, if not yet filed, will contain, any untrue statement of a material fact or omitted or, if not yet filed, will omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the MSLO SEC Documents (i) have been prepared or, if not yet filed, will be prepared, in a manner consistent with the books and records of MSLO and its Subsidiaries, (ii) have been prepared or, if not yet filed, will be prepared, in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10 Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply or, if not yet filed, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present or, if not yet filed, will fairly present, in all material respects the consolidated financial position of MSLO and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2014, MSLO has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of MSLO and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) MSLO has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to MSLO, including its consolidated Subsidiaries, required to be disclosed in MSLO’s periodic and current reports under the Exchange Act, is made known to MSLO’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of MSLO have evaluated the effectiveness of MSLO’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable MSLO SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) MSLO and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of MSLO’s financial reporting and the preparation of MSLO’s financial statements for external purposes in accordance with GAAP. MSLO has disclosed, based on its most recent evaluation of MSLO’s internal control over financial reporting prior to the date hereof, to MSLO’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of MSLO’s internal control over financial reporting which are reasonably likely to adversely affect MSLO’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in MSLO’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to MSLO’s auditors and audit committee is set forth as Section 3.6(d) of the MSLO Disclosure Schedule.

(e) Since December 31, 2012, (i) neither MSLO nor any of its Subsidiaries nor, to the knowledge of MSLO, any director, officer, employee, auditor, accountant or representative of MSLO or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MSLO or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that MSLO or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing MSLO or any of its Subsidiaries, whether or not employed by MSLO or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by MSLO or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the MSLO Board or any committee thereof or to any director or officer of MSLO or any of its Subsidiaries.

(f) MSLO has made available to Sequential true, correct and complete copies of all written correspondence between the SEC, on the one hand, and MSLO and any of its Subsidiaries, on the other hand, occurring since December 31, 2012.

(g) Neither MSLO nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among MSLO and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, MSLO or any of its Subsidiaries in MSLO’s or such Subsidiary’s published financial statements or other MSLO SEC Documents.

(h) MSLO is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to MSLO.

(i) No Subsidiary of MSLO is required to file any form, report, schedule, statement or other document with the SEC.

(j) Except as and to the extent adequately accrued or reserved against in the audited consolidated balance sheet of MSLO and its Subsidiaries as at December 31, 2014 (such balance sheet, the “MSLO Balance Sheet”), neither MSLO nor any of its Subsidiaries has any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a consolidated balance sheet of MSLO and its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the MSLO Balance Sheet, that would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect.

3.7 Form S-4. The information supplied or to be supplied by MSLO for inclusion in the Form S-4, including the Proxy Statement/Prospectus and Information Statement, will not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by MSLO with respect to statements made therein based on information supplied by or on behalf of Sequential, Madeline Merger Sub, Singer Merger Sub, TopCo or any of their Affiliates specifically for inclusion or incorporation by reference in the Form S-4. The Proxy Statement/Prospectus will not, at the date the Proxy Statement/Prospectus is first mailed to the stockholders of MSLO, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by MSLO with respect to statements made therein based on information supplied by or on behalf of Sequential, Madeline Merger Sub, Singer Merger Sub, TopCo or any of their Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus. The Information Statement will not, at the date the Information Statement is first mailed to the stockholders of Sequential, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by MSLO with respect to statements made therein based on information supplied by or on behalf of Sequential, Madeline Merger Sub, Singer Merger Sub, TopCo or any of their Affiliates specifically for inclusion or incorporation by reference in the Information Statement.

3.8 Absence of Certain Changes or Events.

(a) Since the date of the MSLO Balance Sheet and through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a MSLO Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from December 31, 2014 through the date of this Agreement, MSLO and the MSLO Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

3.9 Compliance with Laws; Permits.

(a) Since December 31, 2013, (i) each of MSLO and its Subsidiaries is and has been in compliance in all material respects with all Laws applicable to it and (ii) MSLO has complied with the applicable listing and corporate governance rules and regulations of the NYSE except, in each case, where the failure to so conduct such business and operations or comply with such rules and regulations would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect. Since December 31, 2012, none of MSLO, any of the MSLO Subsidiaries or any of its or their executive officers has received, nor is there any basis for, any written notice, order, complaint or other communication from any Governmental Entity or any other Person that MSLO or any of its Subsidiaries is not in compliance in any material respect with any Law applicable to it.

(b) Section 3.9(b) of the MSLO Disclosure Schedule sets forth a true and complete list of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Entity necessary for each of MSLO and its Subsidiaries to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”). Each of MSLO and its Subsidiaries is and has been in compliance in all material respects with all such material Permits. No suspension, cancellation, modification, revocation or nonrenewal of any material Permit is pending or, to the knowledge of MSLO, threatened in writing. MSLO and its Subsidiaries will continue to have the use and benefit of all material Permits following consummation of the transactions contemplated hereby. No material Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of MSLO or any of its Subsidiaries.

3.10 Litigation. As of the date hereof, there is no action pending or, to the knowledge of MSLO, threatened by or against MSLO, any of the MSLO Subsidiaries, any of their respective properties or assets, or any officer or director of MSLO or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a MSLO Material Adverse Effect. As of the date hereof, none of MSLO or any of its Subsidiaries, or any of their respective properties or assets is subject to any outstanding Order of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a MSLO Material Adverse Effect.

3.11 Title to Properties; Absence of Liens. Section 3.11 of the MSLO Disclosure Schedule sets forth a true and complete description (including address, and for each lease, sublease and license, and all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto) of all real property leased, subleased or licensed by MSLO or any of its Subsidiaries (collectively, the “MSLO Leased Real Properties”; and the leases, subleases and licenses with respect thereto, collectively, the “MSLO Real Property Leases”). MSLO has made available to Sequential true, correct and complete copies of the MSLO Real Property Leases, together with all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto. Each of the MSLO Real Property Leases is in full force and effect. MSLO or one of its Subsidiaries has a valid, binding and enforceable leasehold or subleasehold interest (or license, as applicable) in each MSLO Leased Real Property, in each case as to such leasehold or subleasehold interest (or license, as applicable), free and clear of all Liens (other than Permitted Liens). Neither MSLO nor any of its Subsidiaries owns, or has owned in the past 10 years, any real property or any interests in real property.

3.12 Taxes.

(a) All material Tax Returns required by applicable Law to be filed with any Governmental Entity by, or on behalf of, MSLO or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(b) MSLO and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes in the financial statements included in the MSLO SEC Documents.

(c) There is no claim, audit, action, suit, proceeding or investigation pending or threatened in writing against or with respect to MSLO or any of its Subsidiaries in respect of any Tax or Tax Return which if determined adversely would, individually or in the aggregate, be expected to result in a material Tax deficiency. Neither MSLO nor any of its Subsidiaries has received or applied for a Tax ruling that would be binding on MSLO or any of its Subsidiaries after the Closing Date.

(d) MSLO and each of its Subsidiaries has withheld or provided an accrual for all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party; such amounts were either duly paid to the appropriate Governmental Entity or set aside in accounts for such purpose in accordance with applicable Law. MSLO and each of its Subsidiaries has reported such withheld amounts to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or any other third party, as required under applicable Law.

(e) Neither MSLO nor any of its Subsidiaries is liable for any Taxes of any Person (other than MSLO and its Subsidiaries) as a result of (i) being a transferee or successor of such Person, (ii) the application of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or (iii) a tax sharing, tax indemnity or tax allocation agreement or any similar agreement to indemnify such Person.

(f) Neither MSLO nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date, as a result of (1) any elective change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Law), (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (3) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (4) installment sale or open transaction made on or prior to the Closing Date, or (5) prepaid amount received on or prior to the Closing Date.

(g) Neither MSLO nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h) Neither MSLO nor any of its Subsidiaries has been informed in writing by any Governmental Entity in any jurisdiction in which it does not file a Tax Return that it may be required to file a Tax Return in such jurisdiction.

(i) Neither MSLO nor any of its Subsidiaries has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed or described, in whole or in part, by Section 355 or Section 368(a)(1)(D) of the Code.

(j) Neither MSLO nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers from qualifying as a transaction described in Section 351 of the Code.

3.13 Employee Benefit Plans.

(a) Section 3.13(a) of the MSLO Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of MSLO or its Subsidiaries has any present or future right to benefits or MSLO or its Subsidiaries has any direct or contingent liability (each, a “MSLO Benefit Plan”). With respect to each such MSLO Benefit Plan, MSLO has made available to Sequential a true and complete copy of such MSLO Benefit Plan, if written, or a description of the material terms of such MSLO Benefit Plan if not written, and to the extent applicable: (i) all trust agreements, or other funding arrangements; (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes; (iii) the two most recent Form 5500 with all attachments required to have been filed with the Internal Revenue Service (the “IRS”) or the Department of Labor or any similar reports filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any MSLO Benefit Plan and all schedules thereto; (iv) the most recent IRS determination or opinion letter; and (v) all current summary plan descriptions.

(b) Each MSLO Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of applicable Law. Each of MSLO and its Subsidiaries has performed all material obligations required to be performed by it under any MSLO Benefit Plan and, to the knowledge of MSLO, is not in any material respect in default under or in violation of any MSLO Benefit Plan. No material action (other than claims for benefits in the ordinary course) is pending or, to the knowledge of MSLO, threatened with respect to any MSLO Benefit Plan.

(c) Each MSLO Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the knowledge of MSLO, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such MSLO Benefit Plan or the exempt status of any such trust.

(d) No MSLO Benefit Plan is subject to Title IV of ERISA, is a multiemployer plan (within the meaning of Section 3(37) of ERISA) or provides post-employment welfare benefits except to the extent required by Section 4980B of the Code.

(e) Any arrangement of MSLO or any of its Subsidiaries that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time to time. Neither MSLO nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(f) Except as set forth in Section 3.13(f) of the MSLO Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former director, officer or employee of MSLO or of any of its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any MSLO Benefit Plan or impose any restrictions or limitations on MSLO rights to administer, amend or terminate any MSLO Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.14 Employees, Labor Matters.

(a) Neither MSLO nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no, and during the last three years have been no, labor unions or other organizations representing, purporting to represent or, to the knowledge of MSLO, attempting to represent any employees of MSLO or any of its Subsidiaries.

(b) Since January 1, 2011, there has not occurred or, to the knowledge of MSLO, been threatened any strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any employees of MSLO or any of its Subsidiaries. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of MSLO, threatened with respect to any employee of MSLO or any of its Subsidiaries.

(c) MSLO and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

3.15 Environmental Matters.

(a) Except as would not, individually or in the aggregate, have a MSLO Material Adverse Effect: (i) MSLO and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits necessary to operate the business as presently operated; (ii) to the knowledge of MSLO, there have been no releases of Hazardous Materials at or on any property owned or operated by MSLO or any of its Subsidiaries, except under circumstances that are not reasonably likely to result in liability of MSLO or any of its Subsidiaries under any applicable Environmental Law; (iii) neither MSLO nor any of its Subsidiaries has received from a Governmental Entity a request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state statute, or any written notification alleging that it is liable for any release or threatened release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither MSLO nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any lawsuit, proceeding or action, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of MSLO, no such matter has been threatened in writing.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” shall mean all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater.

(ii) “Environmental Permits” shall mean all permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(iii) “Hazardous Materials” shall mean any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

3.16 Intellectual Property.

(a) Section 3.16 of the MSLO Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property (each identified as a Mark, Patent, Copyright or domain name) owned (in whole or in part) by MSLO or any of its Subsidiaries as of the date of this Agreement, identifying for each whether it is owned by MSLO or the relevant Subsidiary (together with all Trade Secrets owned by MSLO or any of its Subsidiaries, collectively, the “MSLO Owned IP”).

(b) Since January 1, 2013, no MSLO Owned IP has been or is now involved in any opposition, cancellation, reissue, reexamination, inter-partes review, public protest, interference, arbitration, mediation, domain name dispute resolution or other proceeding and, to the knowledge of MSLO, no such proceeding is or has been threatened or asserted with respect to any MSLO Owned IP, which, in each case, if determined or resolved adversely against MSLO or any of its Subsidiaries, would reasonably be expected to have a MSLO Material Adverse Effect

(c) MSLO or its Subsidiaries own or otherwise have a valid right to use, free and clear of any and all Liens (other than Permitted Liens), all Intellectual Property used in the operation of MSLO and its Subsidiaries’ businesses as currently conducted and neither MSLO nor any of its Subsidiaries has received any written notice or claim challenging the ownership, validity or enforceability of, or asserting the misuse of, any of the Intellectual Property used in the operation of MSLO’s or any of its Subsidiaries’ businesses, nor to the knowledge of MSLO is there a reasonable basis for any such notice or claim.

(d) Except as would not reasonably be expected to have a MSLO Material Adverse Effect, (i) each of MSLO and its Subsidiaries: (A) has taken reasonable steps in accordance with standard industry practices to protect its and their rights in the Intellectual Property used in the operation of MSLO’s and its Subsidiaries’ businesses; and (B) has maintained the confidentiality, secrecy and value of all Trade Secrets used in the operation of MSLO’s or any of its Subsidiaries’ businesses, and (ii) to the knowledge of MSLO, no unauthorized disclosure of such Trade Secrets has occurred.

(e) All material MSLO Registered Intellectual Property is subsisting and, to the knowledge of MSLO, valid and enforceable. Except as would not reasonably be expected to have a MSLO Material Adverse Effect, neither MSLO nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the MSLO Registered Intellectual Property (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, or annuities, and the failure to disclose any known material prior art in connection with the prosecution of patent applications).

(f) Since January 1, 2013, to the knowledge of MSLO, (i) the development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of MSLO or any of its Subsidiaries, and all of the other activities or operations of MSLO or any of its Subsidiaries, have not infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property of any Person, and (ii) neither MSLO nor any of its Subsidiaries has received any notice or claim, including invitations to license, asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, which, in each case, under either (i) or (ii), if determined or resolved adversely against MSLO or any of its Subsidiaries, would reasonably be expected to have a MSLO Material Adverse Effect. To the knowledge of MSLO, no Person is misappropriating, infringing, diluting or violating the Intellectual Property owned by MSLO or any of its Subsidiaries, which infringement would reasonably be expected to have a MSLO Material Adverse Effect.

(g) Section 3.16(g) of the MSLO Disclosure Schedule sets forth a list of all Contracts pursuant to which MSLO or any of its Subsidiaries has granted any exclusive license with respect to any MSLO Owned IP.

(h) Except as would not reasonably be expected to have a MSLO Material Adverse Effect, MSLO or its Subsidiaries, as the case may be, owns or has rights to access and use all electronic data processing, information, record keeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) (collectively, “IT Systems”) used to process, store, maintain and operate data, information and functions used in connection with MSLO’s and its Subsidiaries’ businesses or otherwise necessary for the conduct of MSLO’s and its Subsidiaries’ businesses, including systems to operate payroll, accounting, billing and receivables, payables, inventory, asset tracking, customer service and human resources functions. MSLO and its Subsidiaries have taken reasonable steps in accordance with industry standards to secure the IT Systems from unauthorized access or use by any Person, and to ensure the continued, uninterrupted and error-free operation of the IT Systems.

(i) The IT Systems are adequate in all material respects for their intended use and for the operation of MSLO’s and its Subsidiaries’ businesses as currently conducted, and are in good working condition (normal wear and tear excepted), and, to the knowledge of MSLO, are free of all viruses, worms, Trojan horses and other known contaminants and do not contain any bugs, errors or problems of a nature that would materially disrupt their operation or have a material adverse impact on the operation of the IT Systems. There has not been any malfunction with respect to any of the IT Systems since January 1, 2013 that has not been remedied or replaced in all material respects.

(j) MSLO is in material compliance with its privacy policies and applicable Laws relating to the use, collection and receipt of personal information and sensitive non-personally identifiable information.

3.17 MSLO Material Contracts.

(a) MSLO has made available to Sequential a true and complete copy of each Contract to which MSLO or any of its Subsidiaries is a party as of the date of this Agreement or by which MSLO, any of its Subsidiaries or any of its respective properties or assets is bound as of the date of this Agreement, which: (i) is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC; (ii) contains covenants of MSLO or any of its Subsidiaries not to compete or engage in any line of business or compete with any Person in any geographic area, including any exclusive licensing arrangements with respect to Intellectual Property; (iii) pursuant to which MSLO or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than MSLO or any of its Subsidiaries); or (iv) relates to or evidences indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by MSLO or any of its Subsidiaries in excess of $100,000 (each, a “MSLO Material Contract”).

(b) MSLO has delivered or made available to MSLO true and complete copies of all MSLO Material Contracts, including any amendments thereto. Each MSLO Material Contract is a legal, valid, binding and enforceable agreement of MSLO or its applicable Subsidiary and, to the knowledge of MSLO, any other party thereto, and is in full force and effect. None of MSLO or any of its Subsidiaries or, to the knowledge of MSLO, any other party is in breach or violation of, or (with or without notice or lapse of time or both) default under, any MSLO Material Contract, nor has MSLO or any of its Subsidiaries received any claim of any such breach, violation or default, except for such breaches and defaults which would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect.

3.18 Licensees. Section 3.18 of the MSLO Disclosure Schedule sets forth a true and complete list of the top 10 licensees by revenue of MSLO and the MSLO Subsidiaries, taken as a whole, for each of (a) calendar year 2014 and (b) the first three months of calendar year 2015. Except as set forth in Section 3.18 of the MSLO Disclosure Schedule, since the date of the MSLO Balance Sheet, no such licensee has (i) canceled or otherwise terminated, or, to the knowledge of MSLO, threatened to cancel or otherwise terminate its relationship with MSLO or the MSLO Subsidiary, (ii) decreased, or to the knowledge of MSLO, threatened to decrease, amounts payable, including royalty payments, to MSLO or the MSLO Subsidiary, or (iii) increased or decreased, as applicable, or to the knowledge of MSLO, threatened to increase or decrease, as applicable, pricing terms with respect to amounts payable, including royalty payments, to MSLO or the MSLO Subsidiaries.

3.19 Affiliate Transactions.

(a) Since January 1, 2013, no Related Party of MSLO or any of its Subsidiaries: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of MSLO or any of its Subsidiaries or their business; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that MSLO or any of its Subsidiaries uses or has used in or pertaining to the business of MSLO or any of its Subsidiaries; (iii) has or has had any business dealings or a financial interest in any transaction with MSLO or any of its Subsidiaries or involving any assets or property of MSLO or any of its Subsidiaries, other than business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms; or (iv) is or has been employed by MSLO or any of its Subsidiaries.

(b) There are no Contracts by and between MSLO or any of its Subsidiaries, on the one hand, and any Related Party of MSLO or any its Subsidiaries, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from MSLO or any of its Subsidiaries (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).

(c) There are no outstanding notes payable to, accounts receivable from or advances by MSLO or any of its Subsidiaries to, and neither MSLO nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of MSLO or any of its Subsidiaries. Since the date of the MSLO Balance Sheet, neither MSLO nor any of its Subsidiaries has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party.

3.20 Insurance. Section 3.20 of the MSLO Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of material insurance policies maintained with respect to MSLO or any of its Subsidiaries, together with the carriers and liability limits for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. MSLO has not received notice of, nor to the knowledge of MSLO is there threatened in writing, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. All material insurable risks in respect of the business and assets of MSLO and its Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which MSLO and its Subsidiaries are engaged. The activities and operations of MSLO and its

Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The consummation of the transactions contemplated by this Agreement will not cause a cancellation or reduction in the coverage of such policies.

3.21 Brokers’ and Finders’ Fees. Except for Moelis & Company, the fees and expenses of which will be paid by MSLO, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of MSLO or any of the MSLO Subsidiaries who is entitled to any fee or commission from MSLO or any of the MSLO Subsidiaries in connection with the transactions to which MSLO is a party contemplated hereby. MSLO has furnished to Sequential a true and complete copy of any Contract between MSLO and Moelis & Company pursuant to which Moelis & Company could be entitled to any payment from MSLO relating to the transactions contemplated hereby.

3.22 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III, neither MSLO nor any other Person makes any other express or implied representation or warranty on behalf of MSLO or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SEQUENTIAL

Except as (x) disclosed in the Sequential SEC Documents filed with or furnished to the SEC (excluding disclosure contained in the “risk factors” section or constituting “forward-looking statements,” in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) set forth in the disclosure letter delivered by Sequential to MSLO on or prior to the date of this Agreement (the “Sequential Disclosure Schedule”), Sequential represents and warrants to MSLO as set forth in this ARTICLE IV. For purposes of the representations and warranties of Sequential contained herein, disclosure in any section of the Sequential Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to all representations or warranties by Sequential to which the relevance of such disclosure to the applicable representation and warranty is readily apparent on the face thereof. The inclusion of any information in the Sequential Disclosure Schedule or other document delivered by Sequential pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

4.1 Corporate Organization.

(a) Each of Sequential and its Subsidiaries (i) is an entity, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Sequential Material Adverse Effect.

(b) True and complete copies of the certificate of incorporation of Sequential, as amended through, and as in effect as of, the date of this Agreement and the bylaws, as in effect as of, the date of this Agreement and the certificate of incorporation and bylaws (or comparable organizational documents of each of its Subsidiaries, in each case as amended to the date of this Agreement) have previously been made available to MSLO.

4.2 Capitalization.

(a) Authorized and Issued Shares.

(i) As of the date of this Agreement, the authorized capital stock of Sequential consists solely of 150,000,000 shares of Sequential Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share, of Sequential (the “Sequential Preferred Stock”). As of the Measurement Date, (i) 39,448,320 shares of Sequential Common Stock and no shares of Sequential Preferred Stock were issued and outstanding, (ii) 267,200 shares of Sequential Common Stock were held in treasury, (iii) 354,766 shares of Sequential Common Stock were subject to outstanding Sequential Stock Options with a weighted average exercise price of $5.213 (of which Sequential Stock Options to purchase an aggregate of 311,766 shares of Sequential Common Stock were exercisable with a weighted average exercise price of $4.391), (iv) 1,314,499 shares of Sequential Common Stock were subject to outstanding Sequential RSU Awards, (v) 524,335 shares of Sequential Common Stock were subject to Sequential Restricted Stock Awards and (vi) 630,160 shares of Sequential Common Stock were subject to outstanding Sequential Warrants.

(ii) Except as described in Section 4.2(a)(i), and except for changes since the close of business on the Measurement Date resulting from the exercise of Sequential Equity Awards, there is no, and neither Sequential nor any of its Subsidiaries has issued or agreed to issue any: (a) share of capital stock or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of Sequential or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share of capital stock or other equity or ownership interest of Sequential and each of the Sequential Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such share or other equity or ownership interest is owned by Sequential or another Subsidiary of Sequential, free and clear of any Lien. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by Sequential or a Sequential Subsidiary in compliance with all applicable federal and state securities Laws. Except for rights granted to MSLO and TopCo under this Agreement, there are no outstanding obligations of Sequential or any Sequential Subsidiary to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of Sequential or any of its Subsidiaries. No shares of capital stock or other equity or ownership interests of

Sequential or any of the Sequential Subsidiaries are subject to or have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of Sequential or any of the Sequential Subsidiaries or any Contract to which Sequential or any of the Sequential Subsidiaries is a party or by which Sequential or any of the Sequential Subsidiaries is bound. There are no declared or accrued but unpaid dividends with respect to any shares of Sequential Common Stock.

(b) Except as set forth in Section 4.2(b) of the Sequential Disclosure Schedule, there are no agreements to which Sequential or any of its Subsidiaries is a party, or to which any shares of Sequential Common Stock are subject, relating to the voting of shares of Sequential Common Stock or otherwise granting, limiting or affecting the rights pertaining to shares of Sequential Common Stock.

(c) Section 4.2(c) of the Sequential Disclosure Schedule sets forth a true and complete list of each Sequential Subsidiary, including its jurisdiction of organization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X promulgated by the SEC) of Sequential are owned by Sequential, directly or indirectly, free and clear of any material Liens other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the capital stock or other equity ownership interests of the Sequential Subsidiaries, as of the date of this Agreement, Sequential does not beneficially own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

4.3 Corporate Authorization. Sequential has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby subject to obtaining the Sequential Stockholder Approval. The execution, delivery and performance by Sequential of this Agreement and the consummation by Sequential of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the board of directors of Sequential (the “Sequential Board”). The Sequential Board has, by resolutions duly adopted, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Sequential Merger, are fair to, and in the best interests of Sequential and its stockholders, (ii) approved and adopted this Agreement, including the Sequential Merger, (iii) approved and declared advisable the execution, delivery and performance by Sequential of this Agreement and the consummation of the transactions contemplated hereby, and (iv) recommended approval by the stockholders of Sequential of the transactions contemplated by this Agreement. Except for the approval by the written consent of the holders of a majority of the outstanding shares of Sequential Common Stock (the “Sequential Stockholder Approval”), which approval is subject to Section 6.5, no other corporate proceedings on the part of Sequential or any other vote by the holders of any class or series of capital stock of Sequential are necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Sequential and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Sequential, enforceable against Sequential in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

4.4 Governmental Authorization. The execution, delivery and performance by Sequential of this Agreement and the consummation by Sequential of the transactions contemplated hereby require at or prior to the Closing no consent or approval by, or filing with, or notification to any Governmental Entity, other than (a) the filing of the MSLO Certificate of Merger and the Sequential Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. federal or state securities Laws or “blue sky” Laws, including the filing with the SEC and effectiveness of the Form S-4 including (x) the Proxy Statement/Prospectus and (y) the Information Statement, (d) compliance with any applicable requirements of Nasdaq, (e) those consents, approvals or filings set forth in Section 3.4, and (f) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.5 Non-Contravention. The execution, delivery and performance by Sequential of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (a) violate or conflict with or result in any breach of any provision of Sequential’s certificate of incorporation, bylaws or comparable organizational documents of Sequential or any of its Subsidiaries; (b) assuming receipt of the Sequential Stockholder Approval and compliance with the matters referred to in Section 3.4 and Section 4.4, violate or conflict with any provision of any applicable Law; (c) violate or conflict with or result in any breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Sequential or any of its Subsidiaries is entitled, or require consent by any Person under, any loan or credit agreement, note, mortgage, indenture, lease, Sequential Benefit Plan, or Sequential Material Contract; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Sequential or any of its Subsidiaries, except in the case of clauses (b), (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.6 Sequential SEC Filings.

(a) Sequential has timely filed all reports, schedules, forms, registration statements and other documents required to be filed by Sequential with the SEC since December 31, 2012 (together with any documents furnished during such period by Sequential to the SEC on a voluntary basis on Current Reports on Form 8-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof, collectively, the “Sequential SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the

Sequential SEC Documents complied or, if not yet filed, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Sequential SEC Documents contained or, if not yet filed, will contain, any untrue statement of a material fact or omitted or, if not yet filed, will omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Sequential SEC Documents (i) have been prepared or, if not yet filed, will be prepared, in a manner consistent with the books and records of Sequential and its Subsidiaries, (ii) have been prepared or, if not yet filed, will be prepared, in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply or, if not yet filed, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present or, if not yet filed, will fairly present, in all material respects the consolidated financial position of Sequential and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2014, Sequential has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Sequential and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Sequential has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Sequential, including its consolidated Subsidiaries, required to be disclosed in Sequential’s periodic and current reports under the Exchange Act, is made known to Sequential’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Sequential have evaluated the effectiveness of Sequential’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Sequential SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Sequential and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Sequential’s financial reporting and the preparation of Sequential’s financial statements for external purposes in accordance with GAAP. Sequential has disclosed, based on its most recent evaluation of Sequential’s internal control over financial reporting prior to the date hereof, to Sequential’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Sequential’s internal control over financial reporting which are reasonably likely to adversely affect Sequential’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Sequential’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Sequential’s auditors and audit committee is set forth as Section 4.6(d) of the Sequential Disclosure Schedule.

(e) Since December 31, 2012, (i) neither Sequential nor any of its Subsidiaries nor, to the knowledge of Sequential, any director, officer, employee, auditor, accountant or representative of Sequential or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Sequential or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Sequential or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Sequential or any of its Subsidiaries, whether or not employed by Sequential or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Sequential or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Sequential Board or any committee thereof or to any director or officer of Sequential or any of its Subsidiaries.

(f) Sequential has made available to MSLO true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Sequential and any of its Subsidiaries, on the other hand, occurring since December 31, 2012.

(g) Neither Sequential nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Sequential and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sequential or any of its Subsidiaries in Sequential’s or such Subsidiary’s published financial statements or other Sequential SEC Documents.

(h) Sequential is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Sequential.

(i) No Subsidiary of Sequential is required to file any form, report, schedule, statement or other document with the SEC.

(j) Except as and to the extent adequately accrued or reserved against in the audited consolidated balance sheet of Sequential and its Subsidiaries as at December 31, 2014 (such balance sheet, the “Sequential Balance Sheet”), neither Sequential nor any of its Subsidiaries has any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a consolidated balance sheet of Sequential and its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the Sequential Balance Sheet, that would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect.

4.7 Form S-4. The information supplied or to be supplied by Sequential for inclusion in the Form S-4, including the related Proxy Statement/Prospectus and Information Statement, will not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Sequential with respect to statements made therein based on information supplied by or on behalf of MSLO or any of its Affiliates specifically for inclusion or incorporation by reference in the Form S-4. The Proxy Statement/Prospectus will not, at the date the Proxy Statement/Prospectus is first mailed to the stockholders of MSLO, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Sequential with respect to statements made therein based on information supplied by or on behalf of MSLO specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus. The Information Statement will not, at the date the Information Statement is first mailed to the stockholders of Sequential, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Sequential with respect to statements made therein based on information supplied by or on behalf of MSLO or any of its Affiliates specifically for inclusion or incorporation by reference in the Information Statement.

4.8 Absence of Certain Changes or Events.

(a) Since the date of the Sequential Balance Sheet and through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Sequential Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from December 31, 2014 through the date of this Agreement, Sequential and the Sequential Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

4.9 Compliance with Laws; Permits.

(a) Since December 31, 2012, (i) each of Sequential and its Subsidiaries is and has been in compliance in all material respects with all Laws applicable to it and (ii) Sequential has complied with the applicable listing and corporate governance rules and regulations of Nasdaq except, in each case, where the failure to so conduct such business and operations or comply with such rules and regulations would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect. Since December 31, 2012, none of Sequential, any of the Sequential Subsidiaries or any of its or their executive officers has received, nor is there any basis for, any written notice, order, complaint or other communication from any Governmental Entity or any other Person that Sequential or any of its Subsidiaries is not in compliance in any material respect with any Law applicable to it.

(b) Section 4.9(b) of the Sequential Disclosure Schedule sets forth a true and complete list of all material Permits. Each of Sequential and its Subsidiaries is and has been in compliance in all material respects with all such material Permits. No suspension, cancellation, modification, revocation or nonrenewal of any material Permit is pending or, to the knowledge of Sequential, threatened in writing. Sequential and its Subsidiaries will continue to have the use and benefit of all material Permits following consummation of the transactions contemplated hereby. No material Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of Sequential or any of its Subsidiaries.

4.10 Litigation. As of the date hereof, there is no action pending or, to the knowledge of Sequential, threatened by or against Sequential, any of the Sequential Subsidiaries, any of their respective properties or assets, or any officer or director of Sequential or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Sequential Material Adverse Effect. As of the date hereof, none of Sequential or any of its Subsidiaries, or any of their respective properties or assets is subject to any outstanding Order of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Sequential Material Adverse Effect.

4.11 Title to Properties; Absence of Liens. Section 4.11 of the Sequential Disclosure Schedule sets forth a true and complete description (including address, and for each lease, sublease and license, and all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto) of all real property leased, subleased or licensed by Sequential or any of its Subsidiaries (collectively, the “Sequential Leased Real Properties”; and the leases, subleases and licenses with respect thereto, collectively, the “Sequential Real Property Leases”). Sequential has made available to MSLO true, correct and complete copies of the Sequential Real Property Leases, together with all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto. Each of the Sequential Real Property Leases is in full force and effect. Sequential or one of its Subsidiaries has a valid, binding and enforceable leasehold or subleasehold interest (or license, as applicable) in each Sequential Leased Real Property, in each case as to such leasehold or subleasehold interest (or license, as applicable), free and clear of all Liens (other than Permitted Liens). Neither Sequential nor any of its Subsidiaries owns, or has owned in the past 10 years, any real property or any interests in real property.

4.12 Taxes.

(a) All material Tax Returns required by applicable Law to be filed with any Governmental Entity by, or on behalf of, Sequential or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(b) Sequential and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes on the financial statements set forth in the Sequential SEC Documents.

(c) There is no claim, audit, action, suit, proceeding or investigation pending or threatened in writing against or with respect to Sequential or any of its Subsidiaries in respect of any Tax or Tax Return which if determined adversely would, individually or in the aggregate, be expected to result in a material Tax deficiency. Neither Sequential nor any of its Subsidiaries has received or applied for a Tax ruling that would be binding on Sequential or any of its Subsidiaries after the Closing Date.

(d) Sequential and each of its Subsidiaries has withheld all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party; such withheld amounts were either duly paid to the appropriate Governmental Entity or set aside in accounts for such purpose in accordance with applicable Law. Sequential and each of its Subsidiaries has reported such withheld amounts to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or any other third party, as required under applicable Law.

(e) Neither Sequential nor any of its Subsidiaries is liable for any Taxes of any Person (other than Sequential and its Subsidiaries) as a result of (i) being a transferee or successor of such Person, (ii) the application of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or (iii) a party to a tax sharing, tax indemnity or tax allocation agreement or any similar agreement to indemnify such Person.

(f) Neither Sequential nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date, as a result of (1) any elective change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Law), (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (3) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (4) installment sale or open transaction made on or prior to the Closing Date, or (5) prepaid amount received on or prior to the Closing Date.

(g) Neither Sequential nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h) Neither Sequential nor any of its Subsidiaries has been informed in writing by any Governmental Entity in any jurisdiction in which it does not file a Tax Return that it may be required to file a Tax Return in such jurisdiction.

(i) Neither Sequential nor any of its Subsidiaries has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed or described, in whole or in part, by Section 355 or Section 368(a)(1)(D) of the Code.

(j) Neither Sequential nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers from qualifying as a transaction described in Section 351 of the Code.

4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Sequential Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all material stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of Sequential or its Subsidiaries has any present or future right to benefits or Sequential or its Subsidiaries has direct or contingent liability (each, a “Sequential Benefit Plan”). With respect to each such Sequential Benefit Plan, Sequential has made available to MSLO a true and complete copy of such Sequential Benefit Plan, if written, or a description of the material terms of such Sequential Benefit Plan if not written, and to the extent applicable: (i) all trust agreements, insurance contracts or other funding arrangements; (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes; (iii) the most recent Form 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar reports filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any Sequential Benefit Plan and all schedules thereto; (iv) the most recent IRS determination or opinion letter; and (v) all current summary plan descriptions.

(b) Each Sequential Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of applicable Law. Each of Sequential and its Subsidiaries has performed all material obligations required to be performed by it under any Sequential Benefit Plan and, to the knowledge of Sequential, is not in any material respect in default under or in violation of any Sequential Benefit Plan. No action (other than claims for benefits in the ordinary course) is pending or, to the knowledge of Sequential, threatened with respect to any Sequential Benefit Plan.

(c) Each Sequential Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the knowledge of Sequential, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Sequential Benefit Plan or the exempt status of any such trust.

(d) No Sequential Benefit Plan is subject to Title IV of ERISA, is a multiemployer plan (within the meaning of Section 3(37) of ERISA) or provides post-employment welfare benefits except to the extent required by Section 4980B of the Code.

(e) Any arrangement of Sequential or any of its Subsidiaries that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time to time. Neither Sequential nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(f) Except as set forth in Section 4.13(f) of the Sequential Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event; (i) entitle any current or former director, officer or employee of Sequential or of any of its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any Sequential Benefit Plan or impose any restrictions or limitations on Sequential rights to administer, amend or terminate any Sequential Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

4.14 Employees, Labor Matters.

(a) Neither Sequential nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no, and during the last three years have been no, labor unions or other organizations representing, purporting to represent or, to the knowledge of Sequential, attempting to represent any employees of Sequential or any of its Subsidiaries.

(b) Since January 1, 2011, there has not occurred or, to the knowledge of Sequential, been threatened any strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any employees of Sequential or any of its Subsidiaries. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of Sequential, threatened with respect to any employee of Sequential or any of its Subsidiaries.

(c) Sequential and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, have a Sequential Material Adverse Effect: (i) Sequential and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits necessary to operate the business as presently operated; (ii) to the knowledge of Sequential, there have been no releases of Hazardous Materials at or on any property owned or operated by Sequential or any of its Subsidiaries, except under circumstances that are not reasonably likely to result in liability of Sequential or any of its Subsidiaries under any applicable Environmental Law; (iii) neither Sequential nor any of its Subsidiaries has received from a Governmental Entity a request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state statute, or any written notification alleging that it is liable for any release or threatened release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither Sequential nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any lawsuit, proceeding or action, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of Sequential, no such matter has been threatened in writing.

4.16 Intellectual Property.

(a) Section 4.16 of the Sequential Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property (each identified as a Mark, Patent, Copyright or domain name) owned (in whole or in part) by Sequential or any of its Subsidiaries as of the date of this Agreement, identifying for each whether it is owned by Sequential or the relevant Subsidiary (together with all Trade Secrets owned by Sequential or any of its Subsidiaries, collectively, the “Sequential Owned IP”).

(b) Since January 1, 2013, no Sequential Owned IP has been or is now involved in any opposition, cancellation, reissue, reexamination, inter-partes review, public protest, interference, arbitration, mediation, domain name dispute resolution or other proceeding and, to the knowledge of Sequential, no such proceeding is or has been threatened or asserted with respect to any Sequential Owned IP, which, in each case, if determined or resolved adversely against Sequential or any of its Subsidiaries, would reasonably be expected to have a Sequential Material Adverse Effect.

(c) Sequential or its Subsidiaries own or otherwise have a valid right to use, free and clear of any and all Liens (other than Permitted Liens), all Intellectual Property used in the operation of Sequential and its Subsidiaries’ businesses as currently conducted and neither Sequential nor any of its Subsidiaries has received any written notice or claim challenging the ownership, validity or enforceability of, or asserting the misuse of, any of the Intellectual Property used in the operation of Sequential’s or any of its Subsidiaries’ businesses, nor to the knowledge of Sequential is there a reasonable basis for any such notice or claim.

(d) Except as would not reasonably be expected to have a Sequential Material Adverse Effect, (i) each of Sequential and its Subsidiaries: (A) has taken reasonable steps in accordance with standard industry practices to protect its and their rights in the Intellectual Property used in the operation of Sequential’s and its Subsidiaries’ businesses; and (B) has maintained the confidentiality, secrecy and value of all Trade Secrets used in the operation of Sequential or any of its Subsidiaries’ businesses and (ii) to the knowledge of Sequential, no unauthorized disclosure of such Trade Secrets has occurred.

(e) All Sequential Registered Intellectual Property is subsisting and, to the knowledge of Sequential, valid and enforceable. Except as would not reasonably be expected to have a Sequential Material Adverse Effect, neither Sequential nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Sequential Registered Intellectual Property (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, or annuities, and the failure to disclose any known material prior art in connection with the prosecution of patent applications).

(f) Since January 1, 2013, (i) the development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of Sequential or any of its Subsidiaries, and all of the other activities or operations of Sequential or any of its Subsidiaries, have not infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property of any Person, and (ii) neither Sequential nor any of its Subsidiaries has received any notice or claim, including invitations to license, asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, which, in each case under either (i) or (ii), if determined or resolved adversely against Sequential or any of its Subsidiaries, would reasonably be expected to have a Sequential Material Adverse Effect. To the knowledge of Sequential, no Person is misappropriating, infringing, diluting or violating the Intellectual Property owned by Sequential or any of its Subsidiaries, which infringement would reasonably be expected to have a Sequential Material Adverse Effect.

(g) Except as would not reasonably be expected to have a Sequential Material Adverse Effect, Sequential or its Subsidiaries, as the case may be, owns or has rights to access and use IT Systems used to process, store, maintain and operate data, information and functions used in connection with Sequential’s and its Subsidiaries’ businesses or otherwise necessary for the conduct of Sequential’s and its Subsidiaries’ businesses, including systems to operate payroll, accounting, billing and receivables, payables, inventory, asset tracking, customer service and human resources functions. Sequential and its Subsidiaries have taken reasonable steps in accordance with industry standards to secure the IT Systems from unauthorized access or use by any Person, and to ensure the continued, uninterrupted and error-free operation of the IT Systems.

(h) The IT Systems (i) are adequate in all material respects for their intended use and for the operation of Sequential’s and its Subsidiaries’ businesses as currently conducted,

(ii) are in good working condition (normal wear and tear excepted), (iii) are free of all viruses, worms, Trojan horses and other known contaminants and (iv) do not contain any bugs, errors or problems of a nature that would materially disrupt their operation or have a material adverse impact on the operation of the IT Systems. There has not been any malfunction with respect to any of the IT Systems since January 1, 2013 that has not been remedied or replaced in all material respects.

(i) Sequential is in material compliance with its privacy policies and applicable Laws relating to the use, collection and receipt of personal information and sensitive non-personally identifiable information.

4.17 Sequential Material Contracts.

(a) Sequential has made available to MSLO a true and complete copy of each Contract to which Sequential or any of its Subsidiaries is a party as of the date of this Agreement or by which Sequential, any of its Subsidiaries or any of its respective properties or assets is bound as of the date of this Agreement, which: (i) is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC; (ii) contains covenants of Sequential or any of its Subsidiaries not to compete or engage in any line of business or compete with any Person in any geographic area; (iii) pursuant to which Sequential or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than Sequential or any of its Subsidiaries); or (iv) relates to or evidences indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by Sequential or any of its Subsidiaries in excess of $1,000,000 (each, a “Sequential Material Contract”).

(b) Sequential has delivered or made available to MSLO true and complete copies of all Sequential Material Contracts, including any amendments thereto. Each Sequential Material Contract is a legal, valid, binding and enforceable agreement of Sequential or its applicable Subsidiary and, to the knowledge of Sequential, any other party thereto, and is in full force and effect. None of Sequential or any of its Subsidiaries or, to the knowledge of Sequential, any other party is in breach or violation of, or (with or without notice or lapse of time or both) default under, any Sequential Material Contract, nor has Sequential or any of its Subsidiaries received any claim of any such breach, violation or default, except for such breaches and defaults which would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect.

4.18 Financing.

(a) Sequential has delivered to MSLO a true, complete and correct copy of the executed debt commitment letter, dated as of the date hereof between Sequential and GSO Capital Partners, LP (such commitment letter and all fee letters associated therewith, in each case as amended or otherwise modified only to the extent permitted by this Agreement, collectively, “Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the aggregate principal amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Financing”). As of the date hereof, (a) the Financing Commitments have not been amended, restated or otherwise modified, (b) no amendment, restatement or other modification to the Financing Commitments is contemplated and (c) the respective commitments contained in the Financing Commitments have not been reduced, withdrawn, terminated or rescinded in any respect and, to Sequential’s knowledge, no reduction, withdrawal, termination or rescission is contemplated. Except for the fee letter referenced in the Financing Commitments (a true, complete and correct copy of which has been provided to MSLO, with only fee amounts and certain economic terms of the market flex agreed to by the parties redacted, none of which redacted provisions will adversely affect the availability of, or impose conditions on the availability of, the full amount of the Financing at Closing), there are no side letters or other agreements, Contracts or arrangements related to the funding of the Financing other than as expressly set forth in the Financing Commitments delivered to MSLO on or prior to the date hereof. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Sequential, and to the knowledge of Sequential, the other parties thereto, enforceable in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). There are no conditions precedent or other contingencies (including pursuant to any “market flex” provisions in the related fee letter or otherwise) related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date hereof, (i) Sequential is not in default or breach under the terms and conditions of the Financing Commitments and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Sequential or, to the knowledge of Sequential, any other party thereto, under the terms and conditions of the Financing Commitments and (ii) Sequential has not received any written notice of such default or event. All commitment and other fees required to be paid on or prior to the date hereof under the Financing Commitments have been paid and, assuming the satisfaction of the conditions precedent to Sequential’s obligations in Section 7.1 and 7.3 hereunder, Sequential does not have any reason to believe that it will not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition to availability of the Financing or that the full amount of the Financing will not be made available to Sequential on the Closing Date and, as of the date hereof, Sequential is not aware of the existence of any facts or events that would reasonably be expected to cause such conditions to the Financing not to be satisfied or the full amount of the Financing not to be available. The aggregate proceeds contemplated to be provided under the Financing Commitments, together with Sequential’s existing resources, in the aggregate, will be sufficient to make all required payments in connection with the MSLO Merger and the other transactions contemplated hereby, including payment of the MSLO Cash Consideration, any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Mergers (including all indebtedness of MSLO and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection therewith) and all other amounts to be paid pursuant to this Agreement and associated fees, costs and expenses of the Mergers and the other transactions contemplated hereby, including the Financing, on the Closing Date. Sequential affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that it obtain financing for, or related to, any of the transactions contemplated by this Agreement.

4.19 Licensees. Section 4.19 of the Sequential Disclosure Schedule sets forth a true and complete list of the top 10 licensees by revenue of Sequential and the Sequential

Subsidiaries, taken as a whole, for each of (a) calendar year 2014 and (b) the first three months of calendar year 2015. Except as set forth in Section 4.19 of the Sequential Disclosure Schedule, since the date of the Sequential Balance Sheet, no such licensee has (i) canceled or otherwise terminated, or, to the knowledge of Sequential, threatened to cancel or otherwise terminate its relationship with Sequential or the Sequential Subsidiary, (ii) decreased, or to the knowledge of Sequential, threatened to decrease, amounts payable, including royalty payments, to Sequential or the Sequential Subsidiary, or (iii) increased or decreased, as applicable, or, to the knowledge of Sequential, threatened to increase or decrease, as applicable, pricing terms with respect to amounts payable, including royalty payments, to Sequential or the Sequential Subsidiaries.

4.20 Affiliate Transactions.

(a) Since January 1, 2013, no Related Party of Sequential or any of its Subsidiaries: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of Sequential or any of its Subsidiaries or their business; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that Sequential or any of its Subsidiaries uses or has used in or pertaining to the business of Sequential or any of its Subsidiaries; (iii) has or has had any business dealings or a financial interest in any transaction with Sequential or any of its Subsidiaries or involving any assets or property of Sequential or any of its Subsidiaries, other than business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms; or (iv) is or has been employed by Sequential or any of its Subsidiaries.

(b) There are no Contracts by and between Sequential or any of its Subsidiaries, on the one hand, and any Related Party of Sequential or any its Subsidiaries, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from Sequential or any of its Subsidiaries (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).

(c) There are no outstanding notes payable to, accounts receivable from or advances by Sequential or any of its Subsidiaries to, and neither Sequential nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of Sequential or any of its Subsidiaries. Since the date of the Sequential Balance Sheet, neither Sequential nor any of its Subsidiaries has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party.

4.21 Insurance. Section 4.21 of the Sequential Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of material insurance policies maintained with respect to Sequential or any of its Subsidiaries, together with the carriers and liability limits for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. Sequential has not received notice of, nor to the knowledge of Sequential is there threatened in writing, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. All material insurable risks in respect of the business and assets of Sequential and its Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which Sequential and its Subsidiaries are engaged. The activities and operations of Sequential and its Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The consummation of the transactions contemplated by this Agreement will not cause a cancellation or reduction in the coverage of such policies.

4.22 Brokers’ and Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Sequential or any of its Subsidiaries who is entitled to any fee or commission from Sequential or any of its Subsidiaries in connection with the transactions contemplated hereby.

4.23 TopCo and Merger Subs.

(a) Each of TopCo, Singer Merger Sub and Madeline Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Sequential has delivered to or made available to MSLO certified copies of the certificate of incorporation and bylaws for each of TopCo, Singer Merger Sub and Madeline Merger Sub (the “New Entity Organizational Documents”).

(b) Each of TopCo, Singer Merger Sub and Madeline Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of an amendment to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c) Each of TopCo, Singer Merger Sub and Madeline Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and the execution and delivery of this Agreement by TopCo, Singer Merger Sub or Madeline Merger Sub, as applicable, and the consummation by TopCo, Singer Merger Sub or Madeline Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof.

(d) The execution and delivery of this Agreement by each of TopCo, Singer Merger Sub and Madeline Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of TopCo, Singer Merger Sub and Madeline Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of TopCo, Singer Merger Sub or Madeline Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

(e) As of the date of this Agreement and as of immediately prior to the Sequential Effective Time, TopCo shall have no shares of capital stock issued and outstanding.

(f) All outstanding shares of capital stock of each of Madeline Merger Sub and Singer Merger Sub are, and all shares of capital stock of each of Madeline Merger Sub and Singer Merger Sub that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares are owned, directly or indirectly, by TopCo, free and clear of any Lien.

4.24 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, neither Sequential nor any other Person makes any other express or implied representation or warranty on behalf of Sequential or any of its Affiliates.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement (including by Section 5.2 or Section 5.3 below, as applicable), except as specifically set forth in Section 5.2 of the MSLO Disclosure Schedule or Section 5.3 of the Sequential Disclosure Schedule, as applicable, or except with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), each of MSLO and Sequential shall, and shall cause each of its respective Subsidiaries to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action that would prohibit or materially impair or delay the ability of either MSLO or Sequential to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby. Notwithstanding the foregoing provisions of this Section 5.1, (i) neither party will take any action prohibited by Section 5.2 or Section 5.3, as applicable, in order to satisfy such party’s obligations under this Section 5.1 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.1 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.2 or Section 5.3, as applicable.

5.2 MSLO Forbearances. During the period from the date of this Agreement until the Effective Time, except as set forth in Section 5.2 of the MSLO Disclosure Schedule, except as required by Law or the rules and regulations of the SEC or the NYSE or as expressly contemplated by this Agreement, MSLO will not, and will not permit any of the MSLO Subsidiaries to, without the prior written consent of Sequential:

(a) amend its certificate of incorporation, bylaws or comparable organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except dividends paid by a direct or indirect wholly owned Subsidiary of MSLO to MSLO or to any of MSLO’s other direct or indirect wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of MSLO’s (or any of its Subsidiaries’) share capital or any securities convertible into or exercisable for any shares of MSLO’s (or any of its Subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by MSLO or any wholly owned Subsidiary of MSLO of share capital or such other securities, as the case may be, of any other wholly owned Subsidiary of MSLO;

(c) (i) issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of MSLO Common Stock, equity equivalents or shares of capital stock of MSLO or any MSLO Subsidiary or capital stock of any MSLO Subsidiary, other than the issuance of (A) any shares of MSLO Common Stock upon the exercise of MSLO Stock Options in accordance with the terms of the applicable MSLO Benefit Plan; (B) any capital stock of any MSLO Subsidiary to MSLO or any other Subsidiary of MSLO; or (C) any shares of MSLO Common Stock in connection with any acquisition permitted by Section 5.2(e); or (ii) amend any term of any shares of MSLO Common Stock or equity equivalent (in each case, whether by merger, consolidation or otherwise) in any fashion that may have a materially adverse impact on Sequential;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget set forth in Section 5.2(d) of the MSLO Disclosure Schedule or (ii) any unbudgeted capital expenditures not to exceed $50,000 individually or $500,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than any acquisitions with consideration (comprised of cash, shares of MSLO Common Stock or other property) not in excess of $250,000 individually or $500,000 in the aggregate;

(f) sell, lease, sublease, exchange or otherwise transfer, or create or incur any Lien, other than a Permitted Lien, on, any of MSLO’s or any of its Subsidiaries’ assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of MSLO;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit);

(i) (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any employee, officer or director, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, or (iv) increase compensation, bonus or other benefits payable to any employee or hire any new employee (other than any non-executive employee hired to fill a pre-existing vacancy or to replace any non-executive employee that terminates prior to the Effective Time, in each case, with the same salary for such position as of the date hereof), except for (x) increases in salary for non-executive employees or (y) increases to the pre-established salary level for any employee hired to fill a pre-existing non-executive vacancy or replace any non-executive employee that terminates prior to the Effective Time in an amount not to exceed $250,000 in the aggregate with respect to all such increases and hires;

(j) change MSLO’s methods of accounting, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(k) settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against MSLO or any of its Subsidiaries controlled or directed by MSLO or any of its Subsidiaries;

(l) (i) make or change any material Tax election, (ii) change any annual tax accounting period, (iii) adopt or change any elective method of tax accounting, (iv) materially amend any Tax Returns, (v) enter into any material closing agreement, (vi) settle any material Tax claim, audit or assessment or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m) except in the ordinary course of business consistent with past practice, amend, modify or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any MSLO Material Contract or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any MSLO Material Contract, or enter into any Contract or agreement that would have been a MSLO Material Contract had it been entered into prior to this Agreement or which grants any third party the right to receive payments with respect to any Intellectual Property, including any royalty payments or similar;

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of MSLO or any material MSLO Subsidiary (other than the Mergers);

(o) cancel any indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business consistent with past practice;

(p) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the Mergers from qualifying as a transaction described in Section 351 of the Code; or

(q) agree, resolve or commit to (i) do any action restricted by this Section 5.2 or (ii) accept any restriction that would prevent MSLO or any of its Subsidiaries from taking any action required by this Section 5.2.

5.3 Sequential Forbearances. During the period from the date of this Agreement until the Effective Time, except as set forth in Section 5.3 of the Sequential Disclosure Schedule and except as required by Law or the rules and regulations of the SEC or Nasdaq or as contemplated or permitted by this Agreement, Sequential will not, and will not permit any of the Sequential Subsidiaries to, without the prior written consent of MSLO (which shall not be unreasonably withheld, conditioned or delayed):

(a) amend its certificate of incorporation, bylaws or comparable organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except dividends paid by a direct or indirect wholly owned Subsidiary of Sequential to Sequential or to any of Sequential’s other direct or indirect wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of Sequential’s (or any of its Subsidiaries’) share capital or any securities convertible into or exercisable for any shares of Sequential’s (or any of its Subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by Sequential or any wholly owned Subsidiary of Sequential of share capital or such other securities, as the case may be, of any other wholly owned Subsidiary of Sequential;

(c) (i) issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of Sequential Common Stock or Sequential Preferred Stock or capital stock of any Sequential Subsidiary, other than the issuance of (A) any shares of Sequential Common Stock upon the exercise of Sequential Stock Options in accordance with the terms of the applicable Sequential Benefit Plan; (B) any capital stock of any Sequential Subsidiary to Sequential or any other Subsidiary of Sequential; or (C) any shares of Sequential Common Stock in connection with any acquisition permitted by Section 5.3(e); or (ii) amend any term of the shares of Sequential Common Stock (in each case, whether by merger, consolidation or otherwise) in any fashion that may have a materially adverse impact on MSLO;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, other than capital expenditures not to exceed $1,500,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses, other than any acquisitions with consideration (comprised of cash, shares of Sequential Common Stock or other property) not in excess of $15,000,000 in the aggregate;

(f) sell, lease, sublease, exchange or otherwise transfer, or create or incur any Lien, other than a Permitted Lien, on, any of Sequential’s or any of its Subsidiaries’ assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of Sequential;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit);

(i) other than with respect to non-executive employees, (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any employee, officer or director, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, or (iv) increase compensation, bonus or other benefits payable to any employee or hire any executive officer if Sequential does not provide notice to MSLO at least two Business Days prior to the hiring of any executive officer;

(j) change Sequential’s methods of accounting, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(k) settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against Sequential or any of its Subsidiaries controlled or directed by Sequential or any of its Subsidiaries;

(l) (i) make or change any material Tax election, (ii) change any annual tax accounting period, (iii) adopt or change any elective method of tax accounting, (iv) materially amend any Tax Returns, (v) enter into any material closing agreement, (vi) settle any material Tax claim, audit or assessment or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m) except in the ordinary course of business consistent with past practice, amend, modify or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any Sequential Material Contract or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any Sequential Material Contract, or enter into any Contract or agreement that would have been a Sequential Material Contract had it been entered into prior to this Agreement or which grants any third party the right to receive payments with respect to any Intellectual Property, including any royalty payments or similar;

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Sequential or any material Sequential Subsidiary (other than the Mergers);

(o) cancel any indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business consistent with past practice;

(p) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the Mergers from qualifying as a transaction described in Section 351 of the Code; or

(q) agree, resolve or commit to (i) do any action restricted by this Section 5.3 or (ii) accept any restriction that would prevent Sequential or any of its Subsidiaries from taking any action required by this Section 5.3.

5.4 Control of Other Party’s Business. Nothing contained in this Agreement will give MSLO, directly or indirectly, the right to control Sequential or any of the Sequential Subsidiaries or direct the business or operations of Sequential or any of the Sequential Subsidiaries. Nothing contained in this Agreement will give Sequential, directly or indirectly, the right to control MSLO or any of the MSLO Subsidiaries or direct the business or operations of MSLO or any of the MSLO Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of MSLO and Sequential will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Sequential or MSLO in violation of any applicable Law.

5.5 No Solicitation; Recommendation of the Merger.

(a) Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the 30th calendar day after the date of this Agreement (the “No Shop Period Start Date”), MSLO and its Subsidiaries and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”) shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, MSLO and its Subsidiaries to any Person pursuant to an Acceptable Confidentiality Agreement; provided that MSLO shall promptly (and in any event within 48 hours) make available to Sequential any non-public information provided to any such Person or Persons or Representatives (other than immaterial information) that was not previously provided to Sequential, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisitions Proposals and cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. No later than 48 hours after the No Shop Period Start Date, MSLO shall notify Sequential in writing of the identity of any Person that submitted any Acquisition Proposal prior to the No Shop Period Start Date, and shall provide to Sequential a copy of such Acquisition Proposal.

(b) Except as expressly permitted in this Section 5.5(b), from and after the No Shop Period Start Date until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with ARTICLE VIII, MSLO shall not, and shall not permit or authorize any of its Subsidiaries or any Representative of MSLO or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. Except as expressly permitted in this Section 5.5(b) (including with respect to any Excluded Party as provided in the last sentence hereof), as of the No Shop Period Start Date, MSLO shall, and shall cause each of its Subsidiaries and the Representatives of MSLO and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted theretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal. Notwithstanding the foregoing, if at any time following the No Shop Period Start Date and prior to the time the MSLO Stockholder Approval is obtained, (1) MSLO receives a written Acquisition Proposal from any Person that the MSLO Board believes in good faith to be bona fide, (2) such Acquisition Proposal did not result from a breach of this Section 5.5, (3) the MSLO Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the MSLO Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of MSLO under applicable Law, then MSLO may (x) furnish information regarding, and afford access to the business, properties, assets, books, records and personnel of, MSLO and its Subsidiaries to the Person or Persons making such Acquisition Proposal and to the Representatives of such Person or Persons pursuant to a customary confidentiality agreement containing terms no less favorable to MSLO than those set forth in the Confidentiality Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided, that any non-public information provided to any such Person or Persons or Representatives (other than immaterial information) that was not previously provided to Sequential shall be promptly provided to Sequential and (y) participate in discussions or negotiations with the Person or Persons making such Acquisition Proposal regarding such Acquisition Proposal. Notwithstanding the passage of the No Shop Period Start Date, until 11:59 p.m. (New York City time) on the 45th calendar day after the date of this Agreement (provided such date and time shall be extended to the extent and during such period thereafter as MSLO is in active discussions with an Excluded Party), MSLO may continue to engage in the activities described in Section 5.5(a) with respect to any Excluded Party, including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party following the No Shop Period Start Date, and the restrictions in this Section 5.5(b) shall not apply with respect thereto.

(c) Except as set forth in Section 5.5(d), neither the MSLO Board nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to Sequential) the recommendation or declaration of advisability by the MSLO Board or any such committee of this Agreement, the MSLO Merger or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by MSLO stockholders of any Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.5(c)(i) being referred to herein as an “Adverse Recommendation Change”); or

(ii) authorize, adopt or approve an Acquisition Proposal or cause or permit MSLO or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement), or resolve, agree or propose to take any such actions.

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to the time the MSLO Stockholder Approval is obtained, the MSLO Board (at the recommendation of the Special Committee) may, (x) effect an Adverse Recommendation Change if the MSLO Board determines in good faith (after consultation with its outside counsel) that the failure to take such action would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable Law, either in response to a Superior Proposal or an Intervening Event or (y) solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 5.5, cause MSLO to enter into a binding Alternative Acquisition Agreement with respect thereto and terminate this Agreement pursuant to Section 8.1(i); provided, however, that the MSLO Board may only effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(i) if (and in no other circumstances may the MSLO Board effect an Adverse Recommendation Change):

(i) MSLO notifies Sequential in writing at least three Business Days in advance that it intends to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(i), which notice shall specify the basis for the Adverse Recommendation Change or termination and, in the case of a Superior Proposal, specifies the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any material amendment to the financial terms or any other material term of such Superior Proposal or material change in the facts or circumstances relating to an Intervening Event shall require a new written notice by MSLO and a new three Business Day period);

(ii) after providing such notice and prior to effecting such Adverse Recommendation Change or terminating this Agreement pursuant to Section 8.1(i), if Sequential makes a proposal during such the three Business Day period to adjust the terms and conditions of this Agreement, MSLO shall, and shall cause its financial and legal advisors to, negotiate with Sequential in good faith (to the extent Sequential seeks to negotiate) to make any revisions to the terms of the transactions contemplated by this Agreement as would permit the MSLO Board not to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(i); and

(iii) the MSLO Board shall have considered in good faith any changes to this Agreement offered in writing by Sequential no later than 11:59 p.m., New York City time, on the third Business Day of such three Business Day period and shall have determined (x) in the event the MSLO Board’s determination pursuant to subparagraph (c) above is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Sequential were to be given effect or (y) in the event the MSLO Board’s determination pursuant to subparagraph (c) above is in response to an Intervening Event, that such changes would not affect the MSLO Board’s determination of the need for an Adverse Recommendation Change in response to such Intervening Event.

For the avoidance of doubt, the terms and conditions of this Section 5.5(d) shall apply both prior to and following the No Shop Period Start Date, including with respect to any Acquisition Proposal received from any Excluded Party.

(e) Following the No Shop Period Start Date, MSLO promptly (and in any event within 48 hours of receipt) shall advise Sequential, orally or in writing, in the event MSLO or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal (including any request by any Person to waive any standstill or similar provision applicable to such Person), (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. MSLO (or its outside counsel) shall, orally or in writing, keep Sequential (or its outside counsel) reasonably informed on a timely basis (and in any event within 48 hours) with respect to any change to price or other material terms of such Acquisition Proposal. MSLO (or its outside counsel) shall, promptly upon receipt or delivery thereof (and in any event within 48 hours), provide Sequential (or its outside counsel) with copies of material agreements comprising such Acquisition Proposal and any amendments thereto. Without limiting any of the foregoing, MSLO shall promptly (and in any event within 48 hours) notify Sequential, orally or in writing, if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to this Section 5.5.

(f) MSLO agrees that any material violation of the restrictions set forth in this Section 5.5 by any Representative of MSLO or any of its Subsidiaries shall be deemed to be a material breach of this Agreement by MSLO.

(g) Nothing contained in Section 5.5 shall prohibit MSLO, the MSLO Board or any other committee of the MSLO Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14e–2(a), Rule 14d–9 or Item 1012(a) of Regulation M–A promulgated under the Exchange Act (or any similar communication to stockholders) or (ii) making any “stop-look-and listen” communication to the stockholders of MSLO pursuant to Rule 14d-9(f) under the Exchange Act; provided, that neither the MSLO Board nor any committee thereof shall effect an Adverse Recommendation Change unless the applicable requirements of Section 5.5 shall have been satisfied.

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of MSLO and its Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value) of MSLO and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 20% or more of the combined voting power of the outstanding MSLO Class A Common Stock and Class B Common Stock, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of the combined voting power of the outstanding MSLO Class A Common Stock and Class B Common Stock, in each case other than the MSLO Merger and other transactions contemplated by this Agreement;

(ii) “Excluded Party” means a Person or group of Persons from whom MSLO or any of its Representatives has received, after the execution of this Agreement and prior to the No Shop Period Start Date, a bona fide written Acquisition Proposal that the Madeline Board has determined in good faith constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(iii) “Intervening Event” means a material event or circumstance that was not known to the MSLO Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the MSLO Board prior to the receipt of MSLO Stockholder Approval; provided, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event; and

(iv) “Superior Proposal” means any bona fide binding written Acquisition Proposal that the MSLO Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including the financing terms thereof, is (A) more favorable to the stockholders of MSLO from a financial point of view than the MSLO Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Sequential in response to such proposal) and

(B) reasonably likely to be completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20%” shall be deemed to be references to “50%”.

5.6 Directors. Prior to the Effective Time, MSLO shall cause each member of the MSLO Board, other than any persons designated by Sequential at least two Business Days prior to the Closing Date, to execute and deliver a letter effectuating his or her resignation as a director of the MSLO Board effective as of the Effective Time.

5.7 Financing.

(a) Sequential shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments (including the exercise of “market flex” provisions in the related fee letter) as promptly as practicable following the date hereof (taking into account the expected timing of the Closing). Sequential shall comply with its obligations, and enforce its rights, under the Financing Commitments in a timely and diligent manner. In the event that all conditions to the Financing Commitments set forth therein have been, or upon funding will be, satisfied, Sequential shall use its reasonable best efforts to cause the lenders party thereto and the other Persons providing such Financing to comply with their obligations under the Financing Commitments and the definitive financing agreements entered into in connection with the Financing and to fund the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees, costs and expenses on or prior to the Closing Date. Sequential will keep MSLO reasonably informed of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including (A) promptly notifying MSLO of (1) any material breach or default by any party to the Financing Commitments or any definitive financing agreement entered into in connection with the Financing, if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Financing and (2) the receipt by any of Sequential or any of its Representatives of any written notice or other written communication from any lender committing or providing the Financing or other Person with respect to (x) any actual, threatened or alleged breach, default, termination or repudiation by any party to the Financing Commitments or any definitive financing agreement entered into in connection with the Financing or any provision thereof (including any proposal by any lender or other Person to withdraw or terminate or make any material change in the terms of the Financing Commitment that would reasonably be expected to affect the timely availability of, or the amount of, the Financing) or (y) any material dispute or disagreement between or among any parties to any Financing Commitment or any definitive financing agreement entered into in connection with the Financing, if such dispute or disagreement would reasonably be expected to affect the timely availability of, or amount of, the Financing and (B) upon MSLO’s reasonable request, advising and updating MSLO, in a reasonable level of detail, with respect to status of the Financing. Sequential may replace or amend all or any portion of the Financing Commitments; provided, that such replacement or amendment would not (i) reduce the aggregate cash amount of proceeds of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing (except as set forth in any “market flex” provisions existing on the date hereof in the related fee letter)), (ii) impose new or additional conditions, or otherwise expand any conditions, to the receipt of the Financing from those set forth in the

Financing Commitments on the date hereof, (iii) reasonably be expected to prevent, or materially delay or impair, the availability of the full amount of the Financing or make the funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur, (iv) adversely affect the ability of Sequential to enforce its rights against any lender or any other Person providing or committing to provide the Financing or (v) adversely impact the ability of Sequential to cause TopCo to timely consummate the MSLO Merger and the other transactions contemplated hereby. For purposes of this Agreement, references to “Financing” shall include the financing contemplated by the Financing Commitments as replaced, amended or modified as permitted hereby, including, if applicable, pursuant to an alternative financing that is in compliance herewith, and references to “Financing Commitments” shall include such documents as replaced, amended or modified as permitted hereby, including, if applicable, pursuant to an alternative financing in compliance herewith. Without limiting the generality of the foregoing and subject to replacements or amendments permitted hereby, Sequential shall use its reasonable best efforts to (i) maintain in effect the Financing Commitments until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis (taking into account the expected timing of the Closing) all conditions and covenants applicable to Sequential in the Financing Commitments and any definitive agreements entered into in connection therewith at or prior to Closing and otherwise comply with its obligations thereunder, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions consistent with those contemplated by the Financing Commitments and (iv) consummate the Financing at or prior to the Closing. If, notwithstanding the use of reasonable best efforts by Sequential to satisfy its obligations under this Section 5.7, any portion of the Financing or the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated or otherwise become unavailable prior to the Closing, in whole or in part, for whatever reason, Sequential shall (i) promptly notify MSLO of such expiration, termination or unavailability and the reason therefor and (ii) use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources, in an amount sufficient to consummate the transactions contemplated by this Agreement and to pay related fees, costs and expenses as promptly as practicable following the occurrence of such event and which do not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Financing Commitments. True, complete and correct copies of each commitment letter and other agreement relating to the alternative financing will be promptly provided to MSLO. Sequential acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing. For the avoidance of doubt, if the Financing has not been obtained, Sequential will continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Sections 7.1 and 7.3, to complete the Mergers and consummate the other transactions contemplated hereby.

(b) Prior to the Closing, MSLO shall use reasonable best efforts to provide to Sequential, at Sequential’s sole expense, all cooperation reasonably requested by Sequential in connection with the Financing, including by using reasonable best efforts in (i) furnishing Sequential and its lenders any information and financial statements reasonably requested by such Persons as is customarily required in connection with the execution of debt financings similar to the Financing (provided, that MSLO will have no obligation to prepare pro forma financial information or post-closing financial information), (ii) participating, but only together with the executive officers of Sequential and other members of senior management and representatives of Sequential, and at a time and place acceptable to the executive officers of MSLO, in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the executive officers of MSLO and other members of senior management and representatives of MSLO), presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Financing, as reasonably requested by Sequential, (iii) assisting Sequential and its lenders in the preparation of customary bank information memoranda, rating agency presentations and lender presentations relating to the Financing, (iv) cooperating with the marketing efforts of Sequential and its lenders for all or any portion of the Financing, (v) providing information with respect to the assets of MSLO and its Subsidiaries that will serve as collateral for the Financing as is reasonably requested by Sequential and, subject to Section 6.2, providing reasonable access to Sequential and its lenders, during normal working hours and upon reasonable advance notice, to allow them to conduct audit examinations and appraisals with respect to such collateral, (vi) seeking to cause its auditors to provide assistance to Sequential consistent with their customary practice (including to provide and consent to the use of their audit reports relating to the consolidated financial statements of MSLO and its Subsidiaries), in each case on customary terms and consistent with their customary practice in connection with financings similar to the Financing, (vii) so long as such documents and other information are reasonably requested by Sequential in writing at least ten Business Days prior to the Closing Date, providing all documentation and other information required by regulatory authorities with respect to MSLO and its Subsidiaries under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, and (viii) seeking to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Financing Commitment to be paid off, discharged and terminated at Closing; provided, however, that, irrespective of the above, (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of MSLO and its Subsidiaries, (B) nothing in this Section 5.7(b) shall require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Sections 7.1 and 7.3 to not be satisfied or otherwise cause any breach of this Agreement or (y) reasonably be expected to conflict with or violate MSLO’s or any its Subsidiaries’ organizational documents or any applicable Law, (C) prior to the Closing, none of the directors or managers of MSLO or any of its Subsidiaries, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, certificate, document or instrument with respect to the Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, and (D) none of MSLO’s or its Subsidiaries’ officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time.

(c) Notwithstanding Section 5.7(b) above, none of MSLO or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection or incur or assume any other liability or obligation with the Financing prior to the Effective Time except in the case of expenses that are reimbursed as provided in Section 8.2(b). Sequential shall, promptly upon request, reimburse MSLO for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by MSLO or any of its Subsidiaries in connection with fulfilling its obligations pursuant to Section 5.7(b). Sequential shall indemnify and hold harmless MSLO and its Subsidiaries (and their respective Representatives) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the arrangement of the Financing and any information utilized in connection therewith (other than historical information relating to MSLO or its Subsidiaries provided by MSLO in writing specifically for use in the Financing offering documents). MSLO hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage MSLO or any of its Subsidiaries or the reputation or goodwill of MSLO or any of its Subsidiaries and its or their marks.

5.8 Termination of Certain Agreements. Except for any agreements or arrangements set forth in Section 5.8 of the Sequential Disclosure Schedule which shall continue in accordance with their respective terms, at or prior to the MSLO Effective Time, MSLO shall take all actions necessary to cause any and all arrangements and agreements to which it or any of its Subsidiaries is a party with Martha Stewart to be terminated as of the MSLO Effective Time without any further liability or obligation on the part of MSLO or any of its Subsidiaries, except in each case with respect to indemnification matters.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Preparation of the Form S-4 and the Proxy Statement; MSLO Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, Sequential and MSLO shall prepare, and Sequential shall cause TopCo to file with the SEC, the Form S-4, including the related Proxy Statement/Prospectus and Information Statement. Each of Sequential and MSLO shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Sequential and MSLO shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested, in connection with the preparation, filing and distribution of the Form S-4, Proxy Statement/Prospectus and Information Statement. The Form S-4 and Proxy Statement/Prospectus shall include all information reasonably requested by such other party to be included therein. Each of Sequential and MSLO shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand. Each of Sequential and MSLO shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement/Prospectus. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Sequential and MSLO (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Each of Sequential and MSLO shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of TopCo Common Stock for offering or sale in any jurisdiction, and each of Sequential and MSLO shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Sequential shall also cause TopCo to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Mergers, the issuance of the Merger Consideration and the issuance of shares of TopCo Common Stock under the Sequential Benefit Plans. If at any time prior to the Effective Time any information relating to Sequential, MSLO, TopCo, or any of their respective Affiliates, officers or directors, should be discovered by Sequential, MSLO or TopCo that should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Sequential and MSLO.

(b) MSLO shall use its reasonable best efforts to, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “MSLO Stockholders Meeting”), and shall within five Business Days of the effectiveness of the Form S-4 publicly announce the date of the MSLO Stockholders Meeting, in accordance with the DGCL and MSLO’s certificate of incorporation and bylaws for the purpose of obtaining the MSLO Stockholder Approval and shall, subject to the provisions of Section 5.5, through its Board of Directors, recommend to its stockholders the adoption and approval of this Agreement. MSLO may only postpone or adjourn the MSLO Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the MSLO Stockholder Approval, (ii) for the absence of a quorum, (iii) with the consent of Sequential or (iv) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that MSLO has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of MSLO prior to the MSLO Stockholders Meeting. MSLO shall use its reasonable best efforts to (i) cause the Proxy Statement/Prospectus to be mailed to MSLO’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and to hold the MSLO Stockholders Meeting as soon as practicable after the Form S-4 becomes effective and (ii) subject to the provisions of Section 5.5, solicit the MSLO Stockholder Approval. MSLO shall, through the MSLO Board, recommend to its stockholders that they vote in favor of the MSLO Merger and shall include such recommendation in the Proxy Statement/Prospectus, except to the extent that the MSLO Board shall have made an Adverse Recommendation Change as permitted by Section 5.5. MSLO agrees, subject to Section 5.5, that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to MSLO of any Acquisition Proposal.

6.2 Access to Information; Confidentiality. Upon reasonable notice and subject to applicable Law, each of Sequential and MSLO shall, and shall cause each of its Subsidiaries to, afford to the other and its representatives reasonable access during normal business hours during the period prior to the Closing Date to all of the properties, books, Contracts, commitments, personnel and records and, during such period, each of Sequential and MSLO shall, and shall cause each of its Subsidiaries to, furnish promptly to the other and its representatives such information concerning its business, properties and personnel as such other party may reasonably request, other than to the extent such information is contemplated to be provided pursuant to Section 5.5, in which case, the provisions of Section 5.5 shall apply to the sharing of such information. The foregoing notwithstanding, neither Sequential nor MSLO shall be required to afford such access if and to the extent it would (w) unreasonably disrupt its operations or any of its Subsidiaries, (x) violate any of its or its Subsidiaries’ obligations with respect to confidentiality, (y) cause a risk of a loss of privilege or trade secret protection to it or any of its Subsidiaries or (z) constitute a violation of any applicable Law; provided, however, that, in each case, Sequential or MSLO, as the case may be, uses commercially reasonable efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access. All information furnished pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement, dated as of April 27, 2015, between MSLO and Sequential (the “Confidentiality Agreement”). No investigation pursuant to this Section 6.2 or information provided to, made available to or delivered by either Sequential or MSLO pursuant to this Section 6.2 or otherwise shall affect any representations or warranties, conditions or rights of either Sequential or MSLO contained in this Agreement.

6.3 Required Actions.

(a) Subject to the terms and conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as soon as reasonably possible, the Mergers and the other transactions contemplated by this Agreement in accordance with the terms hereof. Without limiting the generality of the foregoing, upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Contract, (ii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and (iv) make all necessary registrations, declarations and filings with any Governmental Entity, including filings required under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice; provided that no party shall be required to pay (and MSLO and its Subsidiaries shall not pay or agree to pay without the prior written consent of Sequential, which consent shall not be unreasonably withheld, conditioned or delayed) any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract. In furtherance and not in limitation of the foregoing, Sequential and MSLO each shall, no later than ten Business Days following the execution and delivery of this Agreement, file a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.3 necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable. Sequential shall be responsible for any filing and other similar fees payable in connection with the filing of the Notification and Report Form and any other submissions under the HSR Act.

(b) Sequential shall give prompt notice to MSLO, and MSLO shall give prompt notice to Sequential, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.4 Indemnification and Insurance.

(a) From and after the Effective Time, TopCo shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MSLO or Sequential or any of their respective Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of MSLO or Sequential, as applicable, or any of their respective Subsidiaries as a director or officer of another Person (including such individual’s affiliates, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party (or such Indemnified Party’s affiliate) is or was an officer or director of MSLO or Sequential, as applicable, or any of their respective Subsidiaries is or was serving at the request of MSLO or Sequential, as applicable, or any of their respective subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors or officers occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable Law, and any indemnification agreements in existence as of the date of this Agreement. In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from TopCo to the fullest extent permitted by applicable Law; provided, that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, and (ii) TopCo shall, and shall cause its Subsidiaries to, cooperate in the defense of any such matter. In the event that TopCo, the Sequential Surviving Corporation or the MSLO Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii)

transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, TopCo, the Sequential Surviving Corporation and/or the MSLO Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of TopCo, the Sequential Surviving Corporation and/or the MSLO Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.4(a).

(b) For a period of six years from and after the Effective Time, TopCo shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by MSLO or Sequential or any of their Subsidiaries or provide substitute polices of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall TopCo be required to pay with respect to such insurance policies (or substitute insurance policies) (i) of MSLO in respect of any one policy year more than 300% of the annual premium payable by MSLO for such insurance for the year ending December 31, 2014 (the “MSLO Maximum Amount”), and if TopCo is unable to obtain the insurance required by this Section 6.4(b) it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the MSLO Maximum Amount, in respect of each policy year within such period; provided, that in lieu of the foregoing, MSLO may obtain at or prior to the Effective Time a six-year “tail” policy under MSLO’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the MSLO Maximum Amount, or (ii) of Sequential in respect of any one policy year more than 300% of the annual premium payable by Sequential for such insurance for the year ending December 31, 2014 (the “Sequential Maximum Amount”), and if TopCo is unable to obtain the insurance required by this Section 6.4(b), it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Sequential Maximum Amount, in respect of each policy year within such period; provided, that in lieu of the foregoing, Sequential may obtain at or prior to the Effective Time a six-year “tail” policy under Sequential’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Sequential Maximum Amount.

(c) The provisions of this Section 6.4 (i) shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

6.5 Sequential Stockholder Approval. Sequential shall take all lawful action to deliver, immediately following (and in any event within one hour, and prior to any public announcement, of) the execution of this Agreement, to MSLO the written consents in the form attached hereto as Exhibit B signed by the holders of shares of Sequential Common Stock specified thereon and in any event sufficient to constitute the Sequential Stockholder Approval, in accordance with the DGCL and the certificate of incorporation and bylaws of Sequential (the “Sequential Written Consent”). As promptly as practicable after the Form S-4 is declared effective under the Securities Act, Sequential shall mail the Information Statement to the holders of Sequential Common Stock in accordance with the DGCL and the applicable requirements of the SEC.

6.6 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint release mutually agreed upon by MSLO and Sequential. Thereafter, Sequential, on the one hand, and MSLO, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that (i) MSLO shall not be required to provide any such review or comment to Sequential in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change (other than as required pursuant to Section 5.5) and (ii) each party hereto and their respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by MSLO and Sequential in compliance with this Section 6.6.

6.7 Takeover Laws. Neither Sequential nor MSLO shall (a) take any action to cause any “moratorium,” “fair price,” “interested shareholder,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) to become applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Mergers and the other transactions contemplated hereby.

6.8 Section 16 Matters. Prior to the Effective Time, each of TopCo, the Sequential Board and the MSLO Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of shares of MSLO Common Stock (including derivative securities with respect to such shares) and/or shares of Sequential Common Stock (including derivative securities with respect to such shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to MSLO and/or Sequential, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought, or, to the knowledge of Sequential or MSLO, threatened in writing, against a party and/or the members of a party’s board of directors prior to the Effective Time, Sequential or MSLO, as applicable, shall promptly notify the other of any such stockholder litigation brought, or, to the knowledge of the applicable party, threatened in writing against such party and/or members of the party’s board of directors and shall keep the other reasonably informed with respect to the status thereof. None of Sequential, MSLO or any of their Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any such stockholder litigation or consent to the same unless Sequential or MSLO, as applicable, shall have consented in writing in its reasonable discretion.

6.10 Nasdaq Listing. Sequential shall use reasonable best efforts to cause the TopCo Common Stock issuable under ARTICLE II to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

6.11 Employees and Employee Benefits.

(a) For a period beginning on the Closing Date and continuing thereafter for 12 months, subject to any contractual obligations that may apply, TopCo shall provide, or shall cause MSLO Surviving Corporation and its Subsidiaries to provide, employees of MSLO as of the Closing who continue employment with TopCo or any of its Subsidiaries, including MSLO Surviving Corporation, following the Closing (the “Continuing Employees”) with (i) wage or base salary levels (but not any short-term incentive compensation opportunities or other bonus plans (other than the commission sales plan set forth in Section 6.11(a) of the MSLO Disclosure Schedule)) that are not less than those in effect immediately prior to the Effective Time, and (ii) employee benefits (excluding equity-based compensation) that are comparable in the aggregate to either those in effect for such Continuing Employees immediately prior to the Effective Time or those provided to similarly-situated employees of Sequential from time-to-time, provided that, (x) until December 31, 2015, Topco and the MSLO Surviving Corporation agree to keep in effect all employee benefits (excluding equity-based compensation) that are applicable to employees of MSLO as of the date hereof and (y) notwithstanding the immediately preceding clause (x), until the one year anniversary of the Closing Date, TopCo and the MSLO Surviving Corporation agree to keep in effect all severance plans, practices and policies that are applicable to employees of MSLO as of the date hereof and set forth on Section 6.11(a) of the MSLO Disclosure Schedule. Nothing herein shall be deemed to limit the right of TopCo or any of their respective Affiliates to (A) terminate the employment of any Continuing Employee at any time, (B) change or modify the terms or conditions of employment for any Continuing Employee, or (C) change or modify any Sequential Benefit Plan, MSLO Benefit Plan or other employee benefit plan or arrangement in accordance with its terms.

(b) For all purposes under the employee benefit plans, programs and arrangements established or maintained by TopCo and its respective Affiliates in which Continuing Employees may be eligible to participate after the Closing (the “New Benefit Plans”), each Continuing Employee shall be credited with the same amount of service as was credited by MSLO as of the Closing under similar or comparable MSLO Benefit Plans in which such Continuing Employee participated immediately prior to the Closing (except (i) for purposes of benefit accrual under defined benefit plans and retiree medical arrangements or (ii) to the extent such credit would result in a duplication of benefits). In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Continuing Employees may be eligible to participate following the Closing, each Continuing Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable MSLO Benefit Plan in which such Continuing Employee was eligible to participate immediately before such commencement of participation and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, TopCo shall cause all preexisting condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable MSLO Benefit Plan in which such Continuing Employee participated immediately prior to the Closing. TopCo shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the MSLO Benefit Plan ending on the date such Continuing Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.

(c) The terms of this Section 6.11 are included for the sole benefit of the respective parties hereto and shall not confer any rights or remedies upon any Continuing Employee or former employee of MSLO, any participant or beneficiary in any MSLO Benefit Plan or any other Person or Governmental Entity (whether as a third party beneficiary or otherwise) other than the parties hereto. Nothing contained in this Agreement shall (i) constitute or be deemed to constitute an amendment to any MSLO Benefit Plan or other compensation or benefit plan, policy, program or arrangement of MSLO, Sequential or any other Person, (ii) obligate TopCo or any of its Subsidiaries to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee; or (iii) prevent the MSLO Surviving Corporation, TopCo or any of their Subsidiaries from amending or terminating any benefit plan or arrangement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction, or waiver (except with respect to Section 7.1(a), which shall not be waivable) by each of the parties, at or prior to the Closing of the following conditions:

(a) MSLO Stockholder Approval. The MSLO Stockholder Approval shall have been obtained.

(b) Sequential Stockholder Approval. The Sequential Stockholder Approval shall have been obtained.

(c) Listing. The shares of TopCo issuable to the stockholders of MSLO and Sequential and as contemplated by ARTICLE II, shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(d) HSR Act. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act prior to the mailing of the Proxy Statement/Prospectus, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or been threatened by the SEC.

(f) No Injunctions or Restraints. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity, or other legal restraint or prohibition, shall be in effect preventing the consummation of the Mergers and the transactions contemplated by this Agreement.

7.2 Conditions to Obligations of MSLO. The obligation of MSLO to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver by MSLO, at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Sequential set forth in Section 4.2, Section 4.3 and Section 4.22 of this Agreement shall be true and correct other than in de minimis respects on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and (ii) the other representations and warranties of Sequential set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Sequential Material Adverse Effect” set forth therein, except as set forth in Section 4.8(b)), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Sequential Material Adverse Effect.

(b) Performance of Obligations of Sequential. Sequential shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Absence of Sequential Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Sequential Material Adverse Effect.

(d) Officer’s Certificate. MSLO shall have received a certificate signed by an executive officer of Sequential certifying as to the matters set forth in Sections 7.2(a), 7.2(b) and 7.2(c).

(e) MSLO Opinion. MSLO shall have received from Debevoise & Plimpton LLP, counsel to MSLO, a written opinion dated the Effective Time to the effect that for U.S. federal income tax purposes the Mergers will constitute a transaction described in Section 351 of the Code. In rendering such opinion, counsel to MSLO shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of MSLO and Sequential.

(f) FIRPTA Certificate. TopCo shall have received a statement from MSLO meeting the requirements of Section 1.1445-2(c) and 1.897-2(h) of the Treasury Regulations, certifying that the shares of MSLO Common Stock (and any other relevant equity interests in MSLO) are not U.S. real property interests within the meaning of Section 897 of the Code.

7.3 Conditions to Obligations of Sequential. The obligation of Sequential to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver by Sequential, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of MSLO set forth in Sections 3.2, 3.3 and 3.21 of this Agreement shall be true and correct other than in de minimis respects on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and (ii) the other representations and warranties of MSLO set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “MSLO Material Adverse Effect” set forth therein, except as set forth in Section 3.8(b)), individually or in the aggregate, has not had, and would not reasonably be expected to have, a MSLO Material Adverse Effect.

(b) Performance of Obligations of MSLO. MSLO shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Absence of MSLO Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a MSLO Material Adverse Effect.

(d) Officer’s Certificate. Sequential shall have received a certificate signed by an executive officer of MSLO certifying as to the matters set forth in Sections 7.3(a), 7.3(b) and 7.3(c).

(e) Sequential Opinion. Sequential shall have received from Gibson, Dunn & Crutcher LLP, counsel to Sequential, a written opinion dated the Effective Time to the effect that for U.S. federal income tax purposes the Mergers will constitute a transaction described in

Section 351 of the Code. In rendering such opinion, counsel to Sequential shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Sequential and MSLO.

(f) FIRPTA Certificate. TopCo shall have received a statement from Sequential meeting the requirements of Section 1.1445-2(c) and 1.897-2(h) of the Treasury Regulations, certifying that the shares of Sequential Common Stock (and any other relevant equity interests in Sequential) are not U.S. real property interests within the meaning of Section 897 of the Code.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties:

(a) by mutual written consent of MSLO and Sequential;

(b) by either MSLO or Sequential, if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, except that no party may terminate this Agreement pursuant to this Section 8.1(b) if such party’s breach of its obligations under this Agreement proximately contributed to the occurrence of such Order;

(c) by either MSLO or Sequential , if the Mergers shall not have been consummated on or before December 22, 2015, subject to extension by the mutual agreement of MSLO and Sequential (the “End Date”); provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(c) if such party’s breach of its obligations under this Agreement was the primary cause of the failure of the Closing to occur by the End Date;

(d) by either MSLO or Sequential, if the MSLO Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a MSLO Stockholders Meeting duly convened thereof or at any adjournment or postponement thereof.

(e) by MSLO if the Sequential Written Consent shall not have been delivered to Sequential in accordance with Section 228 of the DGCL and to MSLO within 24 hours after execution of this Agreement;

(f) by MSLO, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Sequential, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or (b), unless such failure is reasonably capable of being cured, and Sequential is continuing to use its reasonable best efforts to cure such failure, by the End Date;

(g) by Sequential, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of MSLO, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3(a) or (b), unless such failure is reasonably capable of being cured, and MSLO is continuing to use its reasonable best efforts to cure such failure, by the End Date;

(h) by Sequential if (A) an Adverse Recommendation Change shall have occurred, (B) prior to the MSLO Stockholders Meeting, following the receipt by MSLO of an Acquisition Proposal or amendment thereto, the MSLO Board shall have failed to publicly reaffirm its recommendation of the MSLO Merger within 10 Business Days after the date Sequential requests in writing that the MSLO Board so reaffirm the recommendation, or (C) MSLO shall have intentionally and materially breached its obligations set forth in Section 5.5 or 6.1; or

(i) by MSLO at any time prior to obtaining the MSLO Stockholder Approval, in order to accept a Superior Proposal in accordance with Section 5.5(d); provided, that MSLO shall have (A) simultaneously with such termination entered into the associated Alternative Acquisition Agreement and (B) paid any amounts due pursuant to Section 8.2(c).

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either MSLO or Sequential in accordance with Section 8.1, this Agreement shall forthwith become void and have no effect, and none of MSLO, Sequential, any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that Section 3.21, Section 4.22, this Section 8.2 and ARTICLE IX shall survive any termination of this Agreement; provided, that, except as otherwise provided in this Section 8.2, no party will be relieved or released from any liability or damages arising from an intentional and material breach of any provision of this Agreement prior to such termination, and in each case the aggrieved party will be entitled to all rights and remedies available at Law or in equity (which the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs). Without limiting the foregoing, MSLO acknowledges and agrees that the payment of the Expense Reimbursement or Termination Fee pursuant to Section 8.2(b) or Section 8.2(c), respectively, will not preclude Sequential, in the case of an intentional and material breach of this Agreement by MSLO or fraud, from seeking additional damages from MSLO on account of such intentional and material breach or fraud (it being understood that the MSLO Board’s failure to reaffirm its recommendation under the circumstances set forth in Section 8.1(h)(B) will not be deemed an intentional and material breach of this Agreement if the MSLO Board has determined the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Law). For purposes of this Agreement, “intentional and material breach” means a material breach that is a consequence of an act (or failure to act) undertaken by the breaching party with the knowledge (actual or constructive) that the taking of (or the failure to take) such act would, or would be reasonably expected to, cause a breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

(b) In the event that Agreement is terminated pursuant to Section 8.1(d) or (g), MSLO shall promptly, and in any event within two Business Days after termination of this Agreement, reimburse Sequential for any and all expenses incurred in connection with this Agreement, the Financing Commitments and the transactions contemplated hereby and thereby in an amount not to exceed $2,500,000 (the “Expense Reimbursement”).

(c) In the event that:

(i) (A) after the date of this Agreement but prior to the date of the MSLO Stockholders Meeting, any Person or group of Persons shall have publicly made an Acquisition Proposal (whether or not conditional), (B) this Agreement is terminated by MSLO or Sequential pursuant to Section 8.1(c) or (d) or by Sequential pursuant to Section 8.1(g) and (C) within 12 months after the date of such termination, MSLO enters into an agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to its stockholders for adoption, and such Acquisition Proposal is later consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof, provided that for purposes of this Section 8.2(c)(i) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by Sequential pursuant to Section 8.1(h); or

(iii) this Agreement is terminated by MSLO pursuant to Section 8.1(i);

then, in any such event, MSLO shall pay to Sequential the applicable Termination Fee (less the amount of any Expense Reimbursement previously paid pursuant to Section 8.2(b)), it being understood that in no event shall MSLO be required to pay the Termination Fee on more than one occasion. Payment of the Termination Fee shall be made by wire transfer of immediately available funds to the accounts designated by Sequential (A) no later than three Business Days after the date on which MSLO consummates such Acquisition Proposal in the case of a Termination Fee payable pursuant to Section 8.2(c)(i), (B) as promptly as reasonably practicable after termination (and, in any event, within three Business Days thereof) in the case of a Termination Fee payable pursuant to Section 8.2(c)(ii), and (C) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a Termination Fee payable pursuant to Section 8.2(c)(iii).

(d) Each of the parties hereto acknowledges and agrees that (i) the agreements contained in this Section 8.2 are an integral part of this Agreement and the transactions contemplated hereby and that, without these agreements, the parties would not enter into this Agreement and (ii) the Termination Fee, in the circumstances in which such fee becomes payable, constitutes liquidated damages and is not a penalty.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by MSLO and Sequential, by action taken or authorized by their respective boards of directors, at any time before or after the Sequential Stockholder Approval or the MSLO Stockholder Approval is obtained; provided, however, that after the Sequential Stockholder Approval and/or MSLO Stockholder Approval has been obtained, there may not be, without further approval of the stockholders of Sequential or stockholders of MSLO, as applicable, any amendment of this Agreement which by applicable Law otherwise requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, neither this Section 8.3 nor Section 9.8, Section 9.10, Section 9.12 or Section 9.13 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may be amended, supplemented, modified or waived in a manner that is adverse to the interests of the lenders party to the Financing Commitment in any respect without the written consent of such lenders.

8.4 Extension; Waiver. At any time prior to the Effective Time, MSLO and Sequential may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

9.2 Fees and Expenses. Except as set forth in this Section 9.2, in Section 6.3 and in Section 8.2, all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of MSLO and Sequential shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties hereto in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement/Prospectus (including SEC filing fees).

9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the date such email is sent, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to MSLO, to:

Martha Stewart Living Omnimedia, Inc.

601 W. 26th Street, 9th Floor

New York, NY 10001

Phone:  (212) 827-8394

Email:  ahoffman@marthastewart.com

Attention:  Allison Hoffman

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Phone: (212) 909-6226

Email: rdbohm@debevoise.com

Attention: Richard D. Bohm

(b)	if to Sequential, TopCo, Singer Merger Sub or Madeline Merger Sub, to:

Sequential Brands Group, Inc.

5 Bryant Park, 30th Floor

New York, NY 10018

Phone:  (646) 564-2577

Email:  yshmidman@sbg-ny.com

Attention:  Yehuda Shmidman

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

Phone:  (212) 351-4062

Email:  bbecker@gibsondunn.com

Attention:  Barbara L. Becker

9.4 Definitions. Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of this Agreement set forth next to such terms on Annex A hereto. For purposes of this Agreement:

“Adjusted Cash Conversion Number” shall mean the Cash Conversion Number less the aggregate MSLO Cash Consideration payable pursuant to Section 2.4(b)(i).

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Contract” means any binding written or oral contract (other than immaterial oral contracts), agreement, instrument, lease, license, understanding, undertaking, commitment or obligation to which any Person is a party.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any nation or government, any state, agency, commission, or other political subdivision thereof, any insurance regulatory authority, any self-regulatory authority, or any entity (including a court) of competent jurisdiction properly exercising executive, legislative, judicial or administrative functions of the government.

“Intellectual Property” means all U.S. and non-U.S. (a) trademarks, service marks, logos, symbols, brand names, trade names, trade dress, domain names and other indicia of origin, all registrations and applications for all of the foregoing, including all extensions, modifications and renewals thereof, and all goodwill associated with the foregoing (collectively, “Marks”), (b) published works of authorship (including software and computer programs), copyrights therein and thereto, and all registrations and applications for all of the foregoing, including all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”), (c) patents and patent applications, including divisionals, continuations, continuations-in-part, renewals, provisionals, extensions, reexaminations and reissues thereof (collectively, “Patents”), (d) inventions, discoveries, proprietary methods, processes, trade secrets, know-how, proprietary information, schematics, databases, formulae, drawings, prototypes, models, designs and customer lists (collectively, “Trade Secrets”), and (e) all other similar intellectual property or proprietary rights.

“knowledge of MSLO” or “knowledge” when used in reference to MSLO means the actual knowledge of those individuals listed in Section 9.4 of the MSLO Disclosure Schedule, after due inquiry.

“knowledge of Sequential” or “knowledge” when used in reference to Sequential means the actual knowledge of those individuals listed in Section 9.4 of the Sequential Disclosure Schedule, after due inquiry.

“Law” means any statute, law, ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity.

“Lien” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“MSLO Material Adverse Effect” means any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, is materially adverse to (A) the financial condition, properties, assets, liabilities, businesses or results of operations of MSLO and the MSLO Subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from (i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby, including litigation resulting therefrom or with respect thereto, and any adverse change in business relationships resulting therefrom or with respect thereto, including as a result of the identity of the other party to the Mergers, (ii) changes in economic, market, business, regulatory or political conditions generally or global financial markets, (iii) changes, circumstances or events generally affecting the industries in which MSLO and the MSLO Subsidiaries operate, (iv) changes in any Law or GAAP following the date hereof, (v) the mere failure of MSLO or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being agreed that the facts or circumstances giving rise to such failure that are not otherwise excluded from the definition of MSLO Material Adverse Effect may be taken into account in determining whether a MSLO Material Adverse Effect has occurred), (vi) any change, in and of itself, in the market price or trading volume of the MSLO Common Stock (it being agreed that the facts or circumstances giving rise to such change that are not otherwise excluded from the definition of MSLO Material Adverse Effect may be taken into account in determining whether a MSLO Material Adverse Effect has occurred), or (vii) the taking of any action expressly required by this Agreement, except in the case of the foregoing clauses (ii), (iii) and (iv) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on MSLO and the MSLO Subsidiaries taken as a whole relative to other companies operating in industries in which MSLO and the MSLO Subsidiaries operate, and/or (B) the ability of MSLO to perform its obligations under this Agreement.

“MSLO Registered Intellectual Property” means any Registered Intellectual Property owned by MSLO or any of its Subsidiaries.

“Order” means any order, writ, injunction, decree, judgment or stipulation issued, promulgated or entered into by or with any Governmental Entity.

“Permitted Liens” means (a) any Liens for Taxes or other governmental charges not yet due and payable or the amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, landlords’ or other similar Liens, (c) pledges or deposits in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other social security legislation, (d) non-monetary Liens that do not, individually or in the aggregate, materially impair the continued or contemplated use or operation of the property to which they relate, (e) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business on a basis consistent with past practice which is not yet due or payable or which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (f) immaterial easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current title report or other similar report and that do not, individually or in the aggregate, materially impair the continued or contemplated use or operation of the property to which they relate, (g) transfer restrictions imposed by applicable securities laws, (h) Liens that are disclosed on the MSLO Balance Sheet or the Sequential Balance Sheet, as applicable and (i) Liens listed in Section 10.2 of the MSLO Disclosure Schedule or Section 10.2 of the Sequential Disclosure Schedule, as applicable.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Registered” shall mean issued, registered, renewed or the subject of a pending application.

“Related Party” has the meaning set forth in Item 404 of Regulation S-K under the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended.

“Sequential Material Adverse Effect” means any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, is materially adverse to (A) the financial condition, properties, assets, liabilities, businesses or results of operations of Sequential and the Sequential Subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from (i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby, including litigation resulting therefrom or with respect thereto, and any adverse change in business relationships resulting therefrom or with respect thereto, including as a result of the identity of the other party to the Mergers, (ii) changes in economic, market, business, regulatory or political conditions generally or global financial markets, (iii) changes, circumstances or events generally affecting the industries in which Sequential and the Sequential Subsidiaries operate, (iv) changes in any Law or GAAP following the date hereof, (v) the mere failure of Sequential or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being agreed that the facts or circumstances giving rise to such failure that are not otherwise excluded from the definition of Sequential Material Adverse Effect may be taken into account in determining whether a Sequential Material Adverse Effect has occurred), (vi) any change, in and of itself, in the market price or trading volume of the Sequential Common Stock (it being agreed that the facts or circumstances giving rise to such change that are not otherwise excluded from the definition of Sequential Material Adverse Effect may be taken into account in determining whether a Sequential Material Adverse Effect has occurred), or (vii) the taking of any action expressly required by this Agreement, except in the case of the foregoing clauses (ii), (iii), and (iv) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on Sequential and the Sequential Subsidiaries taken as a whole relative to other companies operating in industries in which Sequential and the Sequential Subsidiaries operate, and/or (B) the ability of Sequential to perform its obligations under this Agreement.

“Sequential Registered Intellectual Property” means any Registered Intellectual Property owned by Sequential or any of its Subsidiaries.

“Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person).

“Tax” means all income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental and windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest, additions to tax and any penalties.

“Tax Return” means any statement, report, return, information return or claim for refund relating to Taxes (including any elections, declarations, schedules or attachments thereto and any amendment to any of the foregoing).

“Termination Fee” means (a) if payable in connection with the termination of this Agreement on or prior to the 45th calendar day following the date of this Agreement either (x) by MSLO pursuant to Section 8.1(i) in order to enter into an Alternative Acquisition Agreement with an Excluded Party or (y) by Sequential pursuant to Section 8.1(h) and the event giving rise to such termination is the submission of an Acquisition Proposal by an Excluded Party, then, in either case, an amount equal to $7,500,000 and (b) if payable in any other circumstance, an amount equal to $12,800,000.

“Treasury Regulations” means the regulations (including temporary regulations) of the United States Treasury Department pertaining to the Internal Revenue Code.

9.5 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. All references to “dollars” or “$” or “US$” in this Agreement refer to the lawful currency of the United States. The words “made available” shall include, without limitation, those documents or information made available in an electronic dataroom or website or in a physical dataroom, in each case, to which the intended recipient or its representatives had access, or such item was otherwise available on the SEC’s public website (www.sec.gov).

9.6 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

9.7 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. This Agreement may be executed by facsimile or electronic transmission signature and a facsimile or electronic transmission signature shall constitute an original for all purposes.

9.8 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and Annexes hereto), taken together with the Sequential Disclosure Schedule and the MSLO Disclosure Schedule, and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements (other than the Confidentiality Agreement) and understandings, both written and oral, among the parties with respect to the Mergers and the other transactions contemplated by this Agreement and (b) are not intended to confer upon any Person other than the parties any rights or remedies, except for (i) after the Effective Time, the rights of the holders of MSLO Common Stock to receive the MSLO Merger Consideration and the holders of Sequential Common Stock to receive the Sequential Merger Consideration in accordance with the terms and conditions of ARTICLE II and, after the Effective Time, the right of the holders of MSLO Equity Awards, Sequential Equity Awards and Sequential Warrants to receive the amounts set forth in ARTICLE II, (ii) Section 6.4 (which shall be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein), (iii) the rights granted to the lenders party to the Financing Commitment and other Persons providing the Financing under this Section 9.8 and Section 8.3, Section 9.8, Section 9.10, Section 9.12 and Section 9.13 (and each such Section shall expressly inure to the benefit of such lenders and Persons and such lenders and Persons shall be entitled to rely on and enforce the provisions of such Sections) and (iv) this ARTICLE IX in respect of the Sections set forth under the foregoing clauses (i), (ii) and (iii).

9.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

9.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.11 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The equitable remedies described in this Section 9.11 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue consistent with the terms of this Agreement.

9.12 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each party hereto hereby (v) agrees that it will not bring or support any action, clause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the lenders party to the Financing Commitment and any other Person providing Financing in any way relating to this Agreement, the Financing Commitments or any of the transactions contemplated hereby or thereby, including without limitation any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (w) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (x) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.3 shall be effective service of process against it for any such action brought in any such court, (y) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (z) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

9.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

9.14 No Presumption Against Drafting Party. Each of MSLO and Sequential acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By:	/s/ Daniel W. Dienst
Name:	Daniel W. Dienst
Title:	Chief Executive Officer

MADELINE MERGER SUB, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	CEO

SEQUENTIAL BRANDS GROUP, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	CEO

SINGER MERGER SUB, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	CEO

SINGER MADELINE HOLDINGS, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	CEO

[Signature page to Merger Agreement]

ANNEX A

DEFINED TERMS

Defined Term	Section Number

Acceptable Confidentiality Agreement	5.5(b)
Acquisition Proposal	5.5(h)(i)
Adjusted Cash Conversion Number	9.4
Adverse Recommendation Change	5.5(c)(i)
Affiliate	9.4
Agreement	Preamble
Alternative Acquisition Agreement	5.5(c)(ii)
Book-Entry Shares	2.2(b)
Business Day	9.4
Cash Conversion Number	2.4(a)
Cash Election	2.1(a)(i)
Cash Election Share	2.1(a)(i)
Certificate	2.2(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Confidentiality Agreement	6.2
Continuing Employees	6.11(a)
Contract	9.4
Copyrights	9.4
DGCL	1.1(a)
Dissenting Shares	2.1(f)
Effective Time	1.3
Election	2.3(a)
Election Deadline	2.3(d)
End Date	8.1(c)
Environmental Laws	3.15(b)(i)
Environmental Permits	3.15(b)(ii)
ERISA	3.13(a)
Excess Shares	2.2(e)
Exchange Act	9.4
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Excluded Party	5.5(h)(ii)
Expense Reimbursement	8.2(b)
Financing	4.18
Financing Commitments	4.18
Form of Election	2.3(b)
Form S-4	3.4
GAAP	9.4

Annex A

Governmental Entity	9.4
Hazardous Materials	3.15(b)(iii)
HSR Act	3.4
Indemnified Parties	6.4(a)
Information Statement	3.4
Intellectual Property	9.4
Intervening Event	5.5(h)(iii)
IRS	3.13(a)
IT Systems	3.16(h)
knowledge of MSLO	9.4
knowledge of Sequential	9.4
Law	9.4
Lien	9.4
Madeline Merger Sub	Preamble
Marks	9.4
Measurement Date	3.2(a)
Merger Consideration	2.1(b)(i)
Merger Subs	Preamble
Mergers	Recitals
MSLO	Preamble
MSLO Balance Sheet	3.6(j)
MSLO Benefit Plan	3.13(a)
MSLO Board	3.3
MSLO Book-Entry Shares	2.2(b)
MSLO Cash Consideration	2.1(a)(i)
MSLO Certificate	2.2(b)
MSLO Certificate of Merger	1.3
MSLO Class A Common Stock	Recitals
MSLO Class B Common Stock	Recitals
MSLO Common Stock	Recitals
MSLO Disclosure Schedule	Article III
MSLO Effective Time	1.3
MSLO Equity Awards	2.1(d)(v)
MSLO Holder	2.3
MSLO Leased Real Properties	3.11
MSLO Material Adverse Effect	9.4
MSLO Material Contract	3.17(a)
MSLO Maximum Amount	6.4(b)
MSLO Merger	Recitals
MSLO Merger Consideration	2.1(a)(i)
MSLO Owned IP	3.16(a)
MSLO Performance RSU Award	2.1(d)(iv)
MSLO Performance Stock Option	2.1(d)(ii)
MSLO Preferred Stock	3.2(a)
MSLO Real Property Leases	3.11
MSLO Registered Intellectual Property	9.4

Annex A

MSLO RSU Award	2.1(d)(iii)
MSLO SEC Documents	3.6(a)
MSLO Stock Consideration	2.1(a)(i)
MSLO Stock Option	2.1(d)(i)
MSLO Stockholder Approval	3.3
MSLO Stockholders Meeting	6.1(b)
MSLO Support Agreement	Recitals
MSLO Supporting Stockholders	Recitals
MSLO Surviving Corporation	Recitals
Nasdaq	2.1(a)(iii)
New Benefit Plans	6.11(b)
New Entity Organizational Documents	4.23(a)
No Shop Period Start Date	5.5(a)
Non-Election Share	2.1(a)(i)
NYSE	3.4
Order	9.4
Patents	9.4
Permits	3.9(b)
Permitted Liens	9.4
Person	9.4
Proxy Statement/Prospectus	3.4
Registered	9.4
Related Party	9.4
Representatives	5.5(a)
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Securities Act	9.4
Sequential	Preamble
Sequential Balance Sheet	4.6(j)
Sequential Benefit Plan	4.13(a)
Sequential Board	4.3
Sequential Book-Entry Shares	2.2(b)
Sequential Certificate	2.2(b)
Sequential Certificate of Merger	1.3
Sequential Common Stock	Recitals
Sequential Disclosure Schedule	Article IV
Sequential Effective Time	1.3
Sequential Equity Awards	2.1(e)(v)
Sequential Exchange Ratio	2.1(b)(i)
Sequential Leased Real Properties	4.11
Sequential Material Adverse Effect	9.4
Sequential Material Contract	4.17(a)
Sequential Maximum Amount	6.4(b)
Sequential Merger	Recitals
Sequential Merger Consideration	2.1(b)(i)
Sequential Owned IP	4.16(a)

Annex A

Sequential Preferred Stock	4.2(a)(i)
Sequential Real Property Leases	4.11
Sequential Registered Intellectual Property	9.4
Sequential Restricted Stock Award	2.1(e)(iii)
Sequential RSU Award	2.1(e)(ii)
Sequential SEC Documents	4.6(a)
Sequential Stock Option	2.1(e)(i)
Sequential Stockholder Approval	4.3
Sequential Surviving Corporation	Recitals
Sequential Trading Price	2.1(a)(iii)
Sequential Warrant	2.1(e)(iv)
Sequential Written Consent	6.5
Shortfall Number	2.4(b)(ii)
Singer Merger Sub	Preamble
Special Committee	Recitals
Stock Election	2.1(a)(i)
Stock Election Share	2.1(a)(i)
Subsidiary	9.4
Superior Proposal	5.5(h)(iv)
Takeover Laws	6.7
Tax	9.4
Tax Return	9.4
Termination Fee	9.4
TopCo	Preamble
TopCo Common Stock	Recitals
Total Cash Election Number	2.4(b)(i)
Trade Secrets	9.4
Treasury Regulations	9.4

Annex A